04045051

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME The Bank of Yokohama Ltd.

*CURRENT ADDRESS 1-1, Minatomirai 3-chome,
Nishi-ku
Yokohama, Kanagawa 220-8611
Japan

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 27 2004
THOMSON FINANCIAL

FILE NO. 82- 34814 FISCAL YEAR 3/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 9/21/04

82-34814

Exhibit A-5

ARIS
3-31-03

BANK OF YOKOHAMA

Annual Report 2003

Year Ended March 31, 2003



横浜銀行

Profile

The Bank of Yokohama, Ltd. was founded in 1920 to serve the needs of individuals and companies in Kanagawa Prefecture and southwest Tokyo.

With a main business focus on its home region, the Bank has since grown to become one of Japan's leading regional banks, with consolidated total assets of ¥10,672.8 billion and deposits of ¥9,433.6 billion as of March 31, 2003. Under "Value Up," the new medium-term management plan, the Bank is striving to be a bank that "customers can always trust" by extending and perfecting the regional retail strategy.



Contents



Tokyo
Yokohama

Consolidated Financial Highlights

The Bank of Yokohama, Ltd. and Consolidated Subsidiaries

Years ended March 31	Millions of Yen 2003	Millions of Yen 2002	Thousands of U.S. Dollars* 2003
At Year-end:			
Total assets	**¥10,672,797**	¥10,764,882	**$88,791,988**
Cash and due from banks	**493,925**	1,109,666	**4,109,193**
Deposits	**9,433,594**	9,192,156	**78,482,479**
Loans and bills discounted	**7,833,029**	7,593,463	**65,166,631**
Securities	**1,492,241**	953,716	**12,414,651**
Total stockholders' equity	**457,225**	451,267	**3,803,868**
Capital stock	**184,803**	184,800	**1,537,462**
For the Year:			
Total income	**¥ 291,489**	¥ 310,904	**$ 2,425,033**
Total expenses	**260,606**	278,517	**2,168,103**
Net income	**16,896**	19,853	**140,566**

* U.S. dollar amounts are translated, for reference only, at the rate of ¥120.20=$1 effective on March 31, 2003.

Total Income
(¥ billion)



400
300
200
100
0
367.0
373.8
357.5
310.9
291.5
99
00
01
02
03

Total Expenses
(¥ billion)



600
500
400
300
200
100
0
549.8
318.6
310.3
278.5
260.6
99
00
01
02
03

Net Income
(¥ billion)



30
20
10
0
-130
-122.4
27.9
26.5
19.9
16.9
99
00
01
02
03







This report contains information that constitutes forward-looking statements. These statements appear in a number of places in this presentation and include statements regarding the intent, belief or current expectations of the Bank or its officers with respect to the financial condition of the Bank. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those in the forward-looking statements as a result of various factors. The information contained in this report identified important factors that could cause such differences, including but not limited to, change in overall economic conditions.



Sadaaki Hirasawa
President and CEO

Innovation 21, the medium-term management plan launched in April 1997 to secure our position of strong customer support in our region, concluded in March 2003. Based on solid results from this plan, the Bank launched a new medium-term management plan, Value Up, in April 2003.

[Results of the Innovation 21 Medium-Term Management Plan]

With Innovation 21, we strengthened our organization while reinforcing the earnings and financial bases. We worked with great speed to focus and strengthen business operations under a strategy of regional retail specialization, to construct a low-cost operating structure, drastically dispose of non-performing loans, and sell off cross-shareholdings. Fiscal 2002 was the second consecutive year of net business profit above the ¥100 billion mark. An increase in interest on loans, achieved by focusing on housing loans and other loans to individuals, and an increase in fees and commissions owing to higher sales of investment trust, annuity insurance, and other investment products contributed to ¥104.8 billion in net business profit before transfer to general reserve for possible loan losses. Net business profit has nearly doubled since fiscal 1996.

"Achieved ¥100 billion in business profits"

Our overhead ratio was 45.1%, fully 21.4 percentage points lower than in fiscal 1996. This resulted from various measures, including the efficient use of sales channels to reduce personnel expenses and alignment of branches according to function. We have also steadily disposed of about one trillion yen of non-performing loans since fiscal 1994, and wrote off ¥43.6 billion in non-performing loans in fiscal 2002. Since fiscal 1999, write-offs have been held to within the scope of net business profit.

In addition to improving earnings and our financial position, Innovation 21 further strengthened the Bank's market position within Kanagawa Prefecture, its service area. The Bank has succeeded in building a far stronger operating base: in fiscal 2002, our market share within Kanagawa was 23.5% for deposits outstanding and 27.9% for total loan balance, far and away ahead of any other financial institution.

Net Business Profit
(Non-consolidated)
(¥ billion)


120
100
80
60
40
20
0
68.2
77.2
91.3
108.1
104.8
99
00
01
02
03

[The "Value Up" Medium-Term Management Plan]

Deregulation of financial services and greater diversification and sophistication of customer needs are expected to intensify competition in the banking industry. At the same time, banks are stepping up support of small and medium-sized business customers to solve non-performing loan issues, so that it has become increasingly necessary to provide a full range of financial services and enhance management soundness. Amidst this adverse operating environment, in April 2003 the Bank launched "Value Up," the new three-year medium-term management plan to improve management soundness and establish a steadfast presence as a regional financial institution by further strengthening the regional retail strategy we have pursued to date.

With "Value Up," first and foremost, we seek to enhance value for regional customers. Accordingly, we will provide the funds, services, information, and personnel our customers need. To that end, value enhancement for the Bank, namely value enhancement respecting personnel and financial position, is also essential. We will work to enhance value from the standpoint of human resources by fostering all employees with high-level, specialized skills. At the same time, we will implement measures to strengthen the financial base.

"Establishing low-cost operations"

As we move ahead with value enhancement for customers and the Bank alike, we will repay public funds and enhance shareholder value. Under the new management plan, we will promote financial value enhancement in three ways: we will 1) thoroughly engage in strengthening profitability and sales capabilities, 2) establish a lower-cost operating structure, and 3) strengthen risk management.

[Bolstering Profitability and Sales Capabilities]

The Bank will concentrate management resources on the regional retail business. First, we will work to increase loan volume; we plan to increase the volume of loans to individuals in particular, increasing the average balance to ¥870 billion by fiscal 2005. Second, the Bank will continue to implement a drive to add value, seeking an increase in ROA and pricing elaboration. At that time, in selling we will utilize information possessed by each bank employee and engage in activities providing higher value added services to customers more quickly and efficiently. Third, to augment fees and commissions, we will develop new products that meet the investment needs of our customers, work to enhance our investment product proposal capabilities, and engage in the provision of high-quality products and services.

Overhead Ratio
(Non-consolidated)
(%)



80
60
40
20
0
59.6
55.1
51.5
48.5
45.1
99
00
01
02
03

[Establishing a Lower Cost Operating Structure]

By March 2004, we will reduce head office staff to 25% of the historical peak and sequentially transfer the other 75% of the employees to branches in order to bolster front-line selling power and head-office efficiency.

We will consolidate branches with full banking functions while increasing the number of Housing Loan Centers and mini-branches that specialize in serving individual customers. At the same time, we will review our operational system and expense and investment structure. By March 2006, we plan to reduce expenses to below ¥80 billion and bring the OHR under 45%, among one of the best in Japan.

[Strengthening Risk Management]

The Bank's policy is to quantify risk and appropriately allocate management resources within the scope of effective capital. These measures go beyond separate management of credit risk, market risk, liquidity risk and other forms of risk: by ensuring a return that is commensurate with risk, under an overall level of managed risk, risk is held commensurate with the amount of effective capital. We will continue to strengthen risk management systems and infrastructure to improve operational soundness.

The Bank has lowered credit risk by thoroughly reducing the number of large borrowers, diversifying and reducing the size of loans and improving loan portfolio quality through business recovery support.

Share in Loans and Deposits in Kanagawa Prefecture
(¥ billion)



28.0
27.0
26.0
25.0
24.0
23.0
22.0
0
27.9
26.1
25.0
24.3
23.9
23.5
23.2
23.1
23.0
22.7
99
00
01
02
03
Loans
Deposits

[Outlook for Fiscal 2003]

Through the efforts I have described, Bank of Yokohama aims to become a highly profitable, highly sound "good-quality bank" that enjoys strong support from customers in the region we serve. For fiscal 2003, the first year of the new Value Up medium-term management plan, management forecasts non-consolidated net business profit of ¥105.5 billion, consolidated income of ¥236.0 billion, net income of ¥31.5 billion, non-consolidated ordinary profit of ¥230.0 billion, and net income of ¥31.5 billion.

I request the continued support of our stockholders during the coming year and beyond.

June 26, 2003



President and CEO
Sadaaki Hirasawa

The New Medium-term Management Plan "Value Up"

In April 2003, the Bank of Yokohama launched "Value Up," the new three-year medium-term management plan. We have implemented a number of measures based on the new plan, in order for us to reach a new stage of development.

"Value Up" builds on the solid foundation laid during the six-year term of Innovation 21, the previous medium-term plan. The goal of the Bank under the new plan is to continue to be a bank that "customers can always trust" by deepening and perfecting the regional retail strategy we have implemented to date and providing services that unfailingly meet the needs and expectations of customers. In implementing the plan, we will strive to enhance value for customer, for stockholders, and for the Bank itself.

➡ The Concept Underlying "Value Up"

The Bank will establish a rock-solid foundation as a regional financial institution by further strengthening sales activities rooted in the region it serves and by providing customers with timely and reliable information and financial services. As a result, we will aim at repaying public funds by increasing profitability and improving financial soundness.

Specifically, first and foremost we seek regional customer value enhancement. Accordingly, we will provide the funds, services, information, and personnel based on our customers need. To achieve this, value enhancement for the Bank is also essential. To strengthen the financial base, we will thoroughly engage in 1) strengthening profitability and sales activities, 2) establishing a lower cost operating structure, and 3) strengthening risk management.

At the same time, the Bank will seek to enhance the value of its human resources through such means as early management training, including the assignment of younger employees as branch managers and the accumulation of expertise in customer business support. By doing so, we will work hard to respond to customer needs through our well-trained staff.

As we move forward with enhancing value for customers and the Bank, we will achieve repayment of public funds and maximize shareholder value .

➡ Policy Directions

• Sales Strategy

The Bank will concentrate on regional retail banking. To implement measures to provide high quality services through optimal channels, the Bank is expanding transactions with companies and individuals in its region, strengthening sales activities and increasing profitability.

• Infrastructure Building

Regarding the channel strategy, the Bank will continue restructuring its branch network in order to strengthen sales activities. In fiscal 2003, the Bank will update its intra-communication network to promote efficiency, effectiveness, and systemization in our business.

• Reducing Costs

Reducing costs is the key to concentrating on retail banking, and the Bank will continue to lower costs through such means as downsizing the size of the workforce to 3,500 by the fiscal 2003 year-end, relentlessly pursuing ROI, and streamlining the Group overall. We will also continue to move forward with strengthening of credit management, reductions in the holding of corporate stocks, the lowering of credit costs and the risk of fluctuation in the market value of financial assets.

• Organizational Structure

The Bank will further consolidate and streamline its head-office workforce, by downsizing to 370 by the fiscal 2003 year-end. At the same time, we will steadily move forward with "compliance" enforcement, risk management, enhancement of asset and liability management (ALM), and compliance with changes in accounting systems.

➡ The Direction of Sales Activities

The Bank will implement the following measures to increase market share in its main market.

• Specialization in Regional Retail Banking

At a time of realignment and consolidation of mega-banks, the Bank will take advantage of its comprehensive branch network, sales structure, and the capabilities of Group companies to provide financial services, to increase market share in the region it serves.

• Improving the Loan-to-Deposit Ratio and Expanding Market Share in Kanagawa

The Bank aims to improve the loan-to-deposit ratio and expand market share in Kanagawa Prefecture by providing products and services that meet customer expectations through optimal channels, and promoting profit-oriented sales activities based on correctly grasping customer needs.

Numerical Targets

1. Strengthen the regional retail banking infrastructure	Increase in the balance of loans to individual customers (¥870 billion or more) Increase in the balance of loans to small and medium-sized companies (¥3,100 billion or more)
2. Increase capital	Tier 1 capital to 8.5% or higher, non-consolidated retained earnings of ¥150.0 billion or more
3. Reduce credit costs	A credit-related cost ratio of lower than 0.45%
4. Profit improvement	Net business profit of ¥110.0 billion
5. Low-cost operation	OHR of lower than 45%
6. Increase revenue from commissions	Ratio of income from fees and commissions of 14% or higher
7. Upgrade credit ratings	Upgrade the R&I and Moody's ratings by one notch respectively

Gross Operating Profit/ Expenses
(¥ billion/%)



300
250
200
150
100
50
0
60
50
40
30
20
10
0
55.1
51.5
48.3
45.1
44.5
182.4
190.2
202.5
194.9
200.0
105.1
98.9
94.8
90.9
89.0
00
01
02
03
06
Gross Operating Profit
Expenses
OHR

Net Business Profit
(¥ billion)



120
100
80
60
40
20
0
77.2
91.3
108.1
104.8
111.0
00
01
02
03
06

Fees and Commissions
(¥ billion/%)



40
30
20
10
0
14
13
12
11
10
12.3
12.4
12.7
13.4
14.0
26.1
00
01
02
03
06
Fees and Commissions
Ratio of Income from Fees and Commissions

Tier 1 Ratio and Retained Earnings
(¥ billion/%)



200
150
100
50
0
10.00
8.50
7.00
5.50
4.00
5.66
6.15
6.47
6.36
8.50 or higher
31.0
50.2
66.6
73.7
150.0 or more
00
01
02
03
06
Retained Earnings (Non-consolidated)
Tier 1 Ratio (Consolidated)

[Establishing an Efficient Business Structure]

Aiming to become a bank that "customers can always trust," the Bank of Yokohama has concentrated its management resources on regional retail banking operations in Kanagawa Prefecture and southwest Tokyo. Our aim in strengthening retail sales activities is to enhance the financial services we provide to our customers. We have already withdrawn from overseas banking operations and completed realignment of our affiliated companies, whose capabilities to provide services are also tailored especially for regional retail banking.



In February 2003, with a view to further bolstering our sales activities in the regional retail market, we divided the Kanagawa and southwest Tokyo area into nine blocks and established a Block Business Headquarters for each block. We also substantially delegated authority, such as loan approval authority, to each Block Business Headquarters. Thus we have established a sales force more closely tied to local communities that enables us to engage in efficient and effective sales activities suited to the characteristics of each local market. We have also been working to provide high quality services by promoting mutual reinforcement of branches in our dense branch network and efficiently allocating human resources to specific areas where they can be best utilized.

To better serve our customers, we have subdivided the region into 26 areas, most of which are in Kanagawa Prefecture, and have been working to provide high-quality services by promoting mutual reinforcement of our branch network and assigning employees based on their expertise in specific business areas. In particular, in order to respond to increasingly sophisticated and diversified customer needs, we have set up area business departments at core branches in each area and have improved our consulting functions for small and medium-sized businesses and individuals, concentrating on loans, corporate customer liaison, and individual customer relationships.

[Network of Business Bases Differentiated by Function]

To increase the number of points of contact with customers, we have developed low-cost branches in areas where we have no business bases and functionally specialized outlets such as Housing Loan Centers. We are pursuing lean and low-cost operations by reviewing functions and facilities of branches, Housing Loan Centers, and "My Bank," fully automated cash dispenser corners. We are also establishing functionally differentiated business bases suited to the characteristics of each local market.

In parallel with the above strategy, we are pursuing greater efficiency by providing a full range of banking services including loans and customer liaison functions at core branches in the areas, and by reviewing the role of branches with respect to other specialized functions. Simultaneously, by strengthening ties between these business bases and the area business departments, we will establish an operating structure that provides services to meet customer needs according to the functions required.

Since 2000, the Bank has been developing, on an experimental basis, "mini-branches" of about 100 square meters that specialize in individual customer banking, and have been accumulating operating expertise and testing the profitability of these mini-branches as well. In fiscal 2002, we actually opened three mini-branches. After the success in this implementation, we are planning to increase the number of mini-branches in Kanagawa Prefecture to ten by March 2005. Through this channel, we will further promote transactions with individual customers such as sales of investment trusts. In addition to opening these new business bases, we will examine the need to refurbish the existing small branches, and further promote efficiency by pursuing lean and low-cost operations. In this way, we will develop a solid network of business bases, reduce total service channel costs, and maintain and improve customer convenience.

Review of Efficient Service Channels
(Number of Channels)


240
200
160
120
80
40
0
199
204
202
209
209
102
30
32
22
13
81
29
52
24
18
62
33
64
24
19
39
39
79
28
24
17
41
99
26
26
Full Banking Channels
Specialty Channels
99
00
01
02
03
Independent Branches
Flagship Branches
Satellite Branches
Other Offices
Housing Loan Centers

[Direct Channels]

The Bank is working to expand direct-banking channels utilizing e-mail and the Internet in order to improve customer convenience and our operating efficiency. As for services for individual customers, in July 2002, we launched investment trust transactions by means of telephone banking. Using this service, customers who already have investment trust accounts can conclude transactions such as purchasing and selling over the telephone. This has improved convenience for the customers and enabled us to promote sales efficiently, as well. As for services for corporate customers, in April 2003, we launched the "Hamagin (Bank of Yokohama) Business Support Direct" Internet banking service. Customers who have Internet connections can use this service to confirm account balance, make remittances, and transfer funds without purchasing dedicated terminals or special software.

By maintaining our dense network of branches centered on Kanagawa Prefecture, along with developing this direct-banking framework, we aim to attain " fusion of virtual and real banking channels ."

[Providing Highly Valuable Services for Regional Customers]

[Services for Individual Customers]

Providing Services Adapted to Each Stage of Life

We will maximize the use of information databases to efficiently provide products and services adapted to our customers' life stages. We will also provide products obtained through strategic alliances with other financial institutions.

Expanding Pension Transactions

We have established a pension desk at the Direct Banking Center to provide high-quality services to customers through individual consultation on matters such as pension plan structures and procedures for receiving pension benefits.

[Bolstering Asset Management Functions]

Investment Trust and Pension Insurance (Outstanding) for Individual Customers
(¥ billion)


250
200
150
100
50
0
230.0
7.7
61.5
160.8
181.9
72.0
109.9
113.5
66.6
46.9
38.4
30.7
7.9
00
01
02
03
Pension Trusts
Open-end Investment Trusts (including MMF)
Equity Investment Trusts

Enhancing Asset Management Proposal Capabilities

To better serve our customers, we are working to improve our asset management advisory service utilizing the Block Business Headquarters and Area Business Department structure. We are also working to strengthen our asset management proposal capabilities by assigning financial advisors (FA) equipped with highly specialized skills and extensive expertise to branches in each area.

Expanding the Investment Product Line

In October 2002, we started selling life insurance products. We provide three types of individual pension insurance at all of our business bases, including satellite branches. By adding life insurance—a product with the characteristics of savings and investment—to investment trusts and non-life insurance, we are expanding our product line. We will continue to work to provide new products, including investment products and insurance products.

[Building a Structure to Strengthen Individual Loan Operations]

Bolstering Sales Activities through Housing Loan Centers

For the past few years, the Bank has achieved an annual growth rate of more than 10% in housing loans by strengthening our sales activities, primarily through our Housing Loan Centers. By the fiscal

2002 year-end, the number of Housing Loan Centers has grown to 26. We have allocated staff to handle only housing loans and enhanced efficiency by integrating all housing loan procedures at the centers. To respond correctly and in a timely manner to customer needs related to housing acquisition, we offer a variety of products.

To improve customer convenience, in December 2002, we began operating all of our Housing Loan Centers on Sundays, which enabled customers to consult about housing loans and submit loan applications even on bank holidays.

Establishment of the Mini-Loan Plaza (Dedicated Structure for Providing Non-collateralized Consumer Loans)

In March 2003, we opened a mini-loan plaza that specializes in non-collateralized consumer loans (excluding credit card loans) such as automobile loans, home improvement loans and education loans inside the Yokohama Ekimae Branch.



Boosting Promotion of Small Credit-card Loans

In April 2002, we began full-scale sales of QYQY (pronounced "quickie"), a new type of consumer card loan with a loan limit from ¥100,000 to ¥500,000. Customers can apply for QYQY via telephone, fax or over the Internet, and are notified of the result of the application on the same day. QYQY is a product that is imbued with "ease of access" and "speed,"uniquely designed and developed solely by us. Because of its uniqueness and efficiency, owing to the central loan application examination system at the head office, the number of loans and the loan balance are steadily increasing.

[Initiatives for Small and Medium-sized Business Customers]

Reconstruction of Sales Structure to Increase Small and Medium-sized Business Loans

- Establishment of Block Corporate Customer Departments

To actively propose products and provide information that responds to the various needs of small and medium-sized business customers, in April 2003, we established a Block Corporate Customer Department at each of the Block Business Headquarters within Kanagawa Prefecture and assigned officers in charge of business promotion to the departments. Thus, we have strengthened the framework for promoting loans to small and medium-size business customers. The block corporate customer departments specialize in sales activities targeted at increasing loans to small and medium-sized businesses.

- Augmenting the Staff of New Corporate Loan Officers

To proactively respond to the financial needs of local small and medium-sized businesses that do not yet have business with us, in November 2002, we increased the number of new corporate loan officers from twenty to fifty.

- Augmenting Support for New Company Start-ups and Business Start-ups

To support start-ups of new companies and businesses, we established Yume Fund Investment Partnership in 1999, a local venture business investment fund with total capital of ¥2 billion, in addition to Yokohama Capital Co., Ltd., a venture capital affiliate.

Yume Fund Investment Partnership has been investing in companies within Kanagawa Prefecture and has been supporting initial public offerings. As a result, we have already seen three successful IPOs so far.

The Bank's support for venture businesses is not limited to investment. Beginning in April 2002, we established the Yume Fund, a ¥20 billion loan fund.

Housing Loans
(¥ billion/%)



2,000
1,500
1,000
500
0
9.1
10.5
14.0
16.4
1,138.1
1,257.5
1,434.0
1,669.0
00
01
02
03
Annual Growth Rate (%)

[Upgrading Management Consulting and Business Support Functions]

Promotion of Activities Premised on Providing Added Value

To contribute to the development and vitalization of the regional economy, we not only provide funds to small and medium-sized businesses actively engaged in business expansion and diversification, but we also support their business activities by providing a wide variety of information and knowledge.



Initiatives to Support Revitalization of Small and Medium-sized Businesses

To strengthen the activities to support customers in revitalizing their businesses, in December 2002, we established the Small and Medium-sized Business Support Center within the Credit Department in the headquarters. By establishing the Business Support Center, we have clarified our internal function for supporting business revitalization, and will work to construct a framework for the effective use of intellectual assets accumulated within the Bank. With our branches and affiliated companies operating hand in hand, the support center will strengthen the revitalization support activities and contribute to the development of the regional economy.

With a view to upgrading the quality of our human resources, which are to be in charge of providing management renovation support for small and medium-sized business customers, in April 2003, we introduced the Business Solution Advisor (SA) Accreditation System, an internal qualification system to rank employees according to their acquisition of professional knowledge.

Enhancement of Small Business Products

To fulfill our responsibility as a regional bank to quickly respond to customers' needs for small loans and to open the door for small and medium-sized businesses, we now provide the "Bank of Yokohama Quick Business Loan" and "Retail 48," products that offer such benefits as no collateral, quick response, and simple procedures.

In February 2003, we improved the quality of the "Bank of Yokohama Quick Business Loan" and made this product available to proprietors as well. Furthermore, in April 2003, we started providing the "Bank of Yokohama Quick Loan Guaranteed by Yokohama-City Credit Guarantee Association (YCGA) ," a collaborative product provided together with YCGA . This product offers unprecedented characteristics: one-day approval (or disapproval) and availability of longer-term financing (up to five years).

[Meeting Diversifying Customer Needs]

Responding to Needs for Syndicated Loans

In April 2003, we established a syndicated loan team within the Business Promotion Supervisory Department. The team is committed to promoting activities to quickly respond to customers' needs for syndicated loans.

Underwriting of Private-placement Corporate Bonds

We are engaged in underwriting private-placement corporate bonds that companies issue to institutional investors or groups of under 50 investors to directly procure long-term, fixed-interest-rate financing.

In particular, we are promoting"credit guarantee association-guaranteed private placement bonds," guaranteed by credit guarantee associations and us, and "bank-guaranteed private placement bonds," guaranteed by us.

Strengthening the sales of Defined-contribution Pension Plans (Japanese 401K plans)

Upon the introduction of defined-contribution pension plans (Japanese 401K plans), we are bolstering the framework for selling pension plans to small and medium-sized businesses. With the establishment of a dedicated call center to handle customer inquiries and the launch of a dedicated website, we are actively disseminating information to customers. With regard to the introduction of the Japanese 401K plan system, we are actively submitting proposals to corporate customers, which resulted in a significant increase in the number of companies that have designated us as their "Agent."

[Strengthening the Asset and Income Portfolios]

Acquisition Cost of Corporate Stock Holdings
(¥ billion)


600
500
400
300
200
100
0
525.6
451.1
367.5
267.2
224.3
99
00
01
02
03

Capital Adequacy Ratio (Consolidated)
(%)


11
10
9
8
0
10.03
9.59
10.72
10.32
00
01
02
03

[Establishing Sound Corporate Fundamentals]

The Bank has developed its competitive edge by pursuing a strategy of specializing in and concentrating resources on regional retail banking. To this end, we have strengthened the business promotion structure and expanded and enhanced our financial products and services. We believe that strengthening our fundamentals and improving the soundness of our assets will enable us to obtain the trust of the people in the region we serve.

Disposal of Non-performing Loans

The bursting of the bubble economy and the subsequent economic recession has profoundly affected the financial position of Japan's banks, including us, and resulted in the non-performing loan quandary. The Bank has taken this issue seriously and has continued to dispose of non-performing loans.

The Bank drastically wrote off non-performing loans in fiscal 1998, and the amount of write-offs peaked that year. Although adverse economic conditions continued in fiscal 2002, rigorous assessment of collateral and collection activities brought a decrease of ¥6.7 billion in the total amount of write-offs from the previous term to ¥43.6 billion. The total amount of write-offs has been held to within the scope of net business profit since fiscal 1999.

As a result of aggressive efforts with respect to write-offs and collection, the amount of non-performing loans calculated according to the standards of the Financial Reconstruction Law decreased by ¥73.2 billion from the previous year to ¥403.5 billion. Accordingly, the non-performing loan ratio fell 0.9 percentage points to 4.9%.

The Bank will make an effort to lower credit costs by continuing to curtail the number of large-amount borrowers, diversify the borrower base, focus on small loans, and improve the quality of our credit portfolio, while providing revitalization support to borrowers.

In keeping with the Action Program Concerning Enhancement of Relationship Banking Functions, the Bank will improve the quality of assets during the "intensive improvement period" through the 2004 fiscal year-end by further writing off non-performing loans and improving loan quality through revitalization activities.

[Reducing Holdings of Corporate Stocks]

In response to the risk of fluctuations in equity prices, the Bank is reducing its holdings of corporate stocks and moving forward to a stable asset portfolio. As a result, the acquisition cost of corporate stock holdings in fiscal 2002 decreased ¥42.9 billion from the previous term to ¥224.3 billion. This brought a decrease of 10 percentage points in the acquisition cost ratio of corporate stocks in the stockholders' equity account to 49%.

Capital Adequacy Ratio

At 10.32%, the capital adequacy ratio at the fiscal year-end was once again above 10%. Although risk assets increased owing to an increase in loans to individuals, Tier 1 capital increased.

[Enhancing Risk Management Systems and the Compliance Structure]

[Implementation of Risk Management Systems]

The risks confronting banks are becoming increasingly varied and complicated due to financial deregulation, globalization, securitization, the development of financial technologies—including derivatives trading, and the sophistication and diversification of customer needs. Accordingly, the Bank has positioned risk management as a critical management issue from the standpoint of maintaining and improving the soundness of management and strives to develop its risk management capabilities.

Specific risk management measures go beyond individual management of credit risk, market risk, liquidity risk, and other forms of risk. Based on the concept that it is necessary to calculate risk and return on the basis of centralized tracking of quantifiable risk and allocate management resources appropriately within the scope of effective capital, we are putting in place systems and infrastructure to realize comprehensive risk management. Taking the characteristics of each kind of risk into consideration, we engage in balanced risk management by distinguishing between "risks that should be taken" and "risks that should be avoided." Regarding each risk, we have established a monitoring system comprised of the Risk Administration Section and the Risk Operation Section .

Contingency Plan

To guard against conceivable emergency situations, which can be triggered not only by natural disasters but also by events such as computer system failure, scandal, or a liquidity crisis, the Bank has formulated its Contingency Plan and established the Crisis Management Committee (CMC) headed by the Chief Risk-managing Officer (CRO) to centralize information and decision making. When a crisis occurs, CMC directs the set up of an Emergency Response Headquarters in the Bank according to the nature of the emergency in order to handle such situations.

[Corporate Governance and Compliance]

Corporate Governance

The Bank places great importance on observance of the Commercial Code and other laws, and the Board of Directors and corporate auditors monitor and supervise the directors and executive officers. We have


Risk Management Structure
Compliance Management Sector
External Auditors
Board of Directors
Corporate Auditors
Executive Committee
Crisis Management Committee
Risk Management Sector
Corporate Administration Dept.
Credit Risk Management
Market/Liquidity Risk Management
Operational Risk Management
Reputational Risk Management
Risk Administration Sector
• Credit Dept.
• Corporate Administration Dept. (Middle Office)
• Operations Planning and Administration Dept.
• System Planning Office
• Corporate Administration Dept. (Legal Office)
• Corporate Planning Dept. (Public and Investor Relations Office)
Risk Operation Sector
• Credit Dept.
• Treasury and Capital Markets Dept.
• Branches/Affiliates
• Treasury and Capital Markets Dept.
• Branches/Affiliates/Each Dept./Outside Consignees
Auditing Sector
Internal Audit Dept.

instituted the executive officer system and put in place a structure under which the executive officers bear marketing responsibility and the directors bear management responsibility. To vitalize the Board of Directors and realize a rapid response to changes in the management environment, we have instituted a one-year term of office for directors. Based on this structure, the Bank will continue to strengthen internal controls, risk management, and profitability.

With regard to the decision-making process, the Bank implements a structure, with the Board of Directors at the apex, to rigorously enforce internal regulations covering staff organization, division of duty, and approval authorization, to engage in appropriate delegation of authority, and to ensure quick decision making. The Bank has strengthened the auditing function including two auditors from outside in the Board of Corporate Auditors. The Board of Corporate Auditors conducts audits in accordance with articles of incorporation, internal regulations, and operating standards that comply with the law.

Compliance

The Bank's basic compliance policy is established in the Compliance Regulations, which prescribe basic matters related to compliance. In addition, the Board of Directors lays down each year a specific Compliance Program to ensure compliance structures, and the Bank implements compliance activities in accordance with the Program.

The Bank makes every effort to maintain a thorough compliance structure. We prepare a Compliance Manual approved by the Board of Directors, provide the manual to every employee, and enforce its contents. In addition, we produce a Compliance Manual for each department at headquarters based on the specific operations performed by the departments and enforce to comply with laws and regulations for each business operation.

The Bank maintains the Compliance Supervisory Office within the Corporate Administration Department to control compliance matters for the Bank as a whole, and the general manager of the office is appointed by the Board of Directors to preside over compliance issues as the Bank's compliance officer. The Bank assigns compliance assistants to each department at headquarters and compliance managers to each branch to monitor each business operation within each department and branch, and the compliance condition is reported to the general manager of the Compliance Supervisory Office. If a violation of the law occurs, the Compliance Supervisory Office is responsible for thorough investigation of the cause and establishment of measures to prevent a recurrence.

The Operational Risk Committee, convened quarterly by the president, manages matters related to operational risk for the Bank as a whole.

The Internal Audit Department verifies the appropriateness and effectiveness of the internal management structure within each department. Making assessment of observance of the laws, articles of incorporation, and internal regulations as an area of emphasis, four corporate auditors (including two auditors from outside) conduct audits based on legality audits of business processes.

Compliance Structure


Corporate Auditors
Board of Directors
Operational Risk Committee
Compliance Conference
Compliance Supervisory Office
Compliance Officer
Each Department
Corporate Administration Dept.
Compliance Assistants
Internal Audit Dept.
Head Office
inspection
Branch Compliance Managers' Meeting
report
inspection
Branch Compliance Managers
Branches

[Consolidated]

Deposits and Loans

The performance of Bank of Yokohama Group for the year ended March 31, 2003 (the year under review) is as described below.

As a result of efforts to promote general banking transactions, despite a continuation of the low-interest-rate situation, deposits increased by ¥241.4 billion, or 2.6%, to ¥9,433.6 billion. Time deposits decreased by ¥354.2 billion, or 9.2%, compared to the previous term to ¥3,483.7 billion, and negotiable certificates of deposit decreased by ¥23.7 billion, or 25.4%, to ¥69.5 billion.

As a result of efforts to increase loan transactions, primarily loans to individuals, loans increased by ¥239.6 billion, or 3.2%, compared to the previous term to ¥7,833.0 billion.

Securities

Securities increased by ¥538.5 billion during the year under review. The balance at the fiscal year-end was 56.5% higher than a year earlier, at ¥1,492.2 billion.

Total Assets

Total assets decreased by ¥92.1 billion, or 0.9%, to ¥10,672.8 billion.

Profit and Loss

The continuing low-interest-rate situation brought a drop-off in interest income from loans and other interest-bearing assets. This is one of the reasons why total income decreased by ¥19.4 billion, or 6.2%, compared to the previous term to ¥291.5 billion. Despite the increase in loss on write-down on stocks and other securities, reflecting the fall in stock prices, total expenses decreased by ¥17.9 billion, or 6.4%, to ¥260.6 billion, owing to a decrease in interest expense on deposits and efforts to control costs. As a result, income before income taxes and minority interests declined by ¥1.5 billion, or 4.6% to ¥30.9 billion. Net income decreased by ¥3.0 billion, or 14.9%, during the year to ¥16.9 billion.

The consolidated capital adequacy ratio at the fiscal year-end was 10.32% based on domestic criteria, a decrease of 0.4 percentage point.

Segment Information

Business performance by business segment is as follows:

- Banking Business

Ordinary income decreased by ¥21.6 billion compared to the previous term to ¥238.7 billion, and ordinary expenses decreased by ¥13.2 billion compared to the previous term to ¥213.1 billion. As a result, ordinary profit decreased by ¥8.4 billion to ¥25.6 billion.

Deposits and Loans Outstanding (Consolidated)
(¥ billion)


10,000
8,000
6,000
4,000
2,000
0
8,866.6
8,132.3
8,853.3
7,848.8
9,072.5
7,720.1
9,192.2
7,593.5
9,433.6
7,833.0
99
00
01
02
03
Deposits
Loans Outstanding

Total Income and Net Income (Consolidated)
(¥ billion)


400
300
200
100
0
-100
-200
367.0
-122.4
373.8
27.9
357.5
26.5
310.9
19.9
291.5
16.9
99
00
01
02
03
Total Income
Net Income

Capital Adequacy Ratio
(%)


11.0
10.5
10.0
9.5
0
10.10
10.04
10.03
9.59
9.51
10.72
10.54
10.32
10.22
99
00
01
02
03
Consolidated
Non-consolidated

• Leasing Business

Ordinary income decreased by ¥5.5 billion to ¥39.0 billion, and ordinary expenses decreased by ¥5.8 billion to ¥38.3 billion. As a result, ordinary profit increased by ¥0.3 billion compared to the previous term to 0.7 billion.

• Other Businesses

Ordinary income increased by ¥2.2 billion to ¥13.8 billion, and ordinary expenses decreased by ¥0.8 billion to ¥11.9 billion. As a result, ordinary profit was ¥1.9 billion, a turnaround from the ordinary loss of ¥1.0 billion one year earlier.

Cash Flows

Net cash flows from operating activities include increases or decreases in funds invested or provided in the markets, such as call loans or call money, loans and deposits. For the year under review, net cash provided by operating activities decreased by ¥276.7 billion to ¥43.0 billion. Net cash flows from investing activities include expenditures with purchases or sales of securities and purchases or sales of premises and equipment. For the year under review, ¥617.1 billion in net cash was used in investing activities, compared to ¥432.1 billion provided by investing activities for the previous term. Net cash flows from financing activities include repayments of subordinated bonds and dividends paid. For the year under review, ¥17.4 billion in net cash was used in financing activities, compared to ¥75.6 billion provided by financing activities for the previous term. As a result, cash and cash equivalents at the fiscal year-end decreased by ¥591.5 billion to ¥477.6 billion.

[Non-Consolidated]

Deposits and Loans

Amid continuing low interest rates, further promotion of general banking transactions resulted in an increase in deposits of ¥184.7 billion, or 2.0%, compared to the previous term to ¥9,464.1 billion. Deposits from individual customers increased by ¥153.5 billion, or 2.3%, to ¥6,721.3 billion.

Efforts to increase loan placements, primarily loans to individual customers, resulted in an increase in loans of ¥167.0 billion, or 2.2%, to ¥7,902.1 billion. Housing loans maintained an upward growth trend, and loans to individuals increased by ¥261.6 billion, or 10.0%, to ¥2,877.5 billion. The ratio of loans to individuals to total loans increased by 2.6 percentage point compared to the previous term to 36.4%.

Ordinary Income by Segment
(Before Eliminations/Consolidated)
(¥ billion)



13.8
39.0
238.6
Total ¥291.4
(As of March 31, 2003)
Banking
Leasing
Others

Deposits (Non-consolidated)
(¥ billion)



10,000
8,000
6,000
4,000
2,000
0
8,913.1
8,908.7
9,141.3
9,279.4
9,464.1
99
00
01
02
03

Loans Outstanding
(Non-consolidated)
(¥ billion/%)



10,000
8,000
6,000
4,000
2,000
0
50
40
30
20
10
0
8,136.8
7,905.7
7,801.2
7,735.0
7,902.1
28.0
29.4
31.2
33.8
36.4
99
00
01
02
03
Ratio of Loans to Individual
Customers

Securities

Despite a decrease in corporate stocks, securities increased by ¥554.5 billion, or 59.5%, compared to the previous term to ¥1,486.0 billion.

Foreign Exchanges

The volume of foreign exchange transactions during the year under review decreased by US$48,420 million, or 81.4%, to US$11,078 million.

Profit and Loss

Although income from fees and commissions, trading profits and other operating income increased, interest income on loans and securities decreased in the low-interest-rate situation. As a result, total income decreased by ¥18.5 billion, or 7.1%, compared to the previous term to ¥242.0 billion. At the same time, reductions in operating expenses and lower fund procurement costs due to the fall in the yield on deposits brought a decrease in total expenses of ¥13.7 billion, or 6.0%, compared to the previous term to ¥213.9 billion, including loss on write-down of stocks and other securities of ¥33.2 billion due to the impact of the fall in stock prices.

As a result, income before income taxes decreased ¥4.9 billion, or 14.7%, to ¥28.1 billion. Net income also decreased by ¥5.3 billion, or 25.8%, compared to the previous term to ¥15.2 billion.

Dividend Policy

It is the Bank's basic policy to continue to pay stable dividends, and the Bank strives to meet the expectations of stockholders in this regard. Based on this policy, the Bank proposed cash dividends on common stock of ¥5.00 yen per share for the year under review.

Dividends on first preferred stock were ¥5.66 per share, and dividends on second preferred stock were ¥9.46 per share for the year under review.

Capital Adequacy Ratio

The capital adequacy ratio at the fiscal year-end deteriorated by 0.32 percentage point, compared to the previous term to 10.22% on a non-consolidated basis and according to domestic criteria.

Although Tier 1 capital, including common and preferred stock, capital surplus, legal reserve and unappropriated reserve, increased by ¥4.0 billion, Tier 2 capital decreased by ¥16.4 billion compared to the previous term. At the same time, risk assets, primarily on-balance-sheet assets, increased by ¥83.8 billion to ¥6,554 billion. This resulted in a decrease of ¥12.4 billion in owned capital during the year under review to ¥670.1 billion.

Securities **(Non-consolidated)**
(¥ billion)


2,000
1,500
1,000
500
0
1486.0
781.2
869.2
1011.4
931.5
1202.5
619.5
674.2
544.5
433.0
312.0
283.4
99
00
01
02
03
Bonds
Corporate Stocks and Other Securities

Foreign Exchange Transactions
(Non-consolidated)
(US$ million)


120,000
100,000
80,000
60,000
4,0000
20,000
0
109,767
26,495
43,074
59,498
48,420
99
00
01
02
03

Net Income
(Non-consolidated)
(¥ billion)


30
20
10
0
-120
50
40
30
20
10
0
-107.7
26.6
27.0
20.5
15.2
99
00
01
02
03

Five-year Summary of Consolidated Financial Statements

Consolidated Balance Sheets

	Millions of Yen				
	2003	2002	2001	2000	1999
ASSETS:					
Cash and due from banks	¥ 493,925	¥ 1,109,666	¥ 293,610	¥ 450,776	¥ 490,401
Call loans	19,436	61,900	205,670	76,380	976
Other debt purchased	62,341	20,658	24,168	23,811	23,003
Trading assets	72,530	52,311	118,706	44,565	52,909
Money held in trust					40,030
Securities	1,492,241	953,716	1,460,242	1,448,130	1,462,075
Loans and bills discounted	7,833,029	7,593,463	7,720,134	7,848,804	8,132,302
Foreign exchanges	7,583	10,294	7,669	8,217	10,729
Other assets	133,563	258,074	137,313	104,153	133,087
Premises and equipment	206,015	230,936	242,995	259,245	267,371
Deferred tax assets	139,519	147,825	146,093	168,443	193,003
Goodwill		157	271	384	158
Customers' liabilities for acceptances and guarantees	303,666	436,139	498,928	430,349	453,504
Allowance for possible loan losses	(91,051)	(110,257)	(115,534)	(134,920)	(349,138)
Allowance for possible losses on investments			(197)	(107)	
TOTAL	¥10,672,797	¥10,764,882	¥10,740,068	¥10,728,230	¥10,910,410
LIABILITIES:					
Deposits	¥ 9,433,594	¥ 9,192,156	¥ 9,072,508	¥ 8,853,324	¥ 8,866,637
Call money and bills sold	276	1,774	132,586	255,435	217,268
Commercial paper					15,000
Trading liabilities	4,168	4,687	5,206	3,364	4,760
Borrowed money	221,988	241,210	286,863	376,543	443,479
Foreign exchanges	151	83	162	185	82
Bonds and notes	46,000	55,998	30,717	95,888	146,944
Bonds with warrants	60,000	60,000			3,274
Other liabilities	113,721	267,689	195,930	201,517	271,170
Liability for employees' retirement benefits	69	71	182	15,621	15,675
Reserve for possible losses on collateralized real estate loans sold	1,816	14,295	22,693	26,321	30,846
Reserve for contingent liabilities		4,201	3,778	5,005	2,449
Deferred tax liabilities		484	620	350	
Deferred tax liabilities for land revaluation excess	22,537	23,370	23,464	23,905	24,793
Negative goodwill	1,450				
Acceptances and guarantees	303,666	436,139	498,928	430,349	453,504
Total liabilities	10,209,436	10,302,157	10,273,637	10,287,807	10,495,881
MINORITY INTERESTS	6,136	11,458	11,537	10,695	9,295
STOCKHOLDERS' EQUITY:					
Common stock	134,803	134,800	134,800	134,800	134,547
Preferred stock	50,000	50,000	50,000	50,000	50,000
Surplus, reserves and other	272,422	266,467	270,094	244,928	220,687
Total stockholders' equity	457,225	451,267	454,894	429,728	405,234
TOTAL	¥10,672,797	¥10,764,882	¥10,740,068	¥10,728,230	¥10,910,410

*In and before 2002, the figures are shown as "Commercial paper and other debt purchased."

Consolidated Statements of Operations

	Millions of Yen				
	2003	2002	2001	2000	1999
INCOME:					
Interest on loans and discounts	¥ 157,136	¥165,882	¥177,538	¥181,791	¥194,392
Other	134,353	145,022	179,937	191,986	172,586
Total income	291,489	310,904	357,475	373,777	366,978
EXPENSES:					
Interest on deposits	4,184	14,471	25,342	25,177	53,151
Other	256,422	264,046	284,920	293,469	496,648
Total expenses	260,606	278,517	310,262	318,646	549,799
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTERESTS	30,883	32,387	47,213	55,131	(182,821)
TOTAL INCOME TAXES	13,478	12,834	20,198	25,429	(60,100)
MINORITY INTERESTS IN NET INCOME (LOSS)	(509)	300	(507)	(1,801)	365
NET INCOME (LOSS)	¥ 16,896	¥19,853	¥26,508	¥27,901	¥(122,356)

INDEPENDENT AUDITORS' REPORT

Tohmatsu & Co.
MS Shibaura Building
13-23, Shibaura 4-chome
Minato-ku, Tokyo 108-8530, Japan

Tel :+81-3-3457-7321
Fax:+81-3-3457-1694
www.tohmatsu.co.jp

**Deloitte
Touche
Tohmatsu**

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
The Bank of Yokohama, Ltd.:

We have audited the accompanying consolidated balance sheets of The Bank of Yokohama, Ltd. and consolidated subsidiaries as of March 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards, procedures and practices generally accepted and applied in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Bank of Yokohama, Ltd. and consolidated subsidiaries as of March 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles and practices generally accepted in Japan.

As discussed in Note 2.s to the consolidated financial statements, the Bank and consolidated subsidiaries changed its method of accounting for dividend income as of April 1, 2002.

As discussed in Note 29(2) to the consolidated financial statements, the Bank made a contract on May 15, 2003 to transfer a portion of its investment in Hamagin Finance Co., Ltd., which is a consolidated subsidiary of the Bank, to Sumisho Lease Co., Ltd.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 26, 2003

Consolidated Financial Statements

Consolidated Balance Sheets

The Bank of Yokohama, Ltd. and Consolidated Subsidiaries
March 31, 2003 and 2002

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2003	2002	2003
ASSETS:			
Cash and due from banks (Note 3)	¥ 493,925	¥ 1,109,666	$ 4,109,193
Call loans	19,436	61,900	161,697
Other debt purchased	62,341	20,658	518,644
Trading assets (Note 4)	72,530	52,311	603,410
Securities (Notes 5 and 11)	1,492,241	953,716	12,414,651
Loans and bills discounted (Notes 6 and 11)	7,833,029	7,593,463	65,166,631
Foreign exchanges (Notes 6 and 7)	7,583	10,294	63,087
Other assets (Notes 8 and 11)	133,563	258,074	1,111,173
Premises and equipment (Notes 9 and 11)	206,015	230,936	1,713,935
Deferred tax assets (Note 24)	139,519	147,825	1,160,724
Goodwill		157	
Customers' liabilities for acceptances and guarantees (Note 10)	303,666	436,139	2,526,339
Allowance for possible loan losses	(91,051)	(110,257)	(757,496)
TOTAL	¥10,672,797	¥10,764,882	$88,791,988
LIABILITIES:			
Deposits (Notes 11 and 12)	¥ 9,433,594	¥ 9,192,156	$78,482,479
Call money and bills sold (Note 11)	276	1,774	2,296
Trading liabilities (Note 4)	4,168	4,687	34,676
Borrowed money (Notes 11 and 13)	221,988	241,210	1,846,822
Foreign exchanges (Note 7)	151	83	1,256
Bonds and notes (Note 14)	46,000	55,998	382,696
Bonds with warrants (Note 15)	60,000	60,000	499,168
Other liabilities (Note 16)	113,721	267,689	946,098
Liability for employees' retirement benefits (Note 17)	69	71	574
Reserve for possible losses on collateralized real estate loans sold	1,816	14,295	15,108
Reserve for contingent liabilities		4,201	
Deferred tax liabilities (Note 24)		484	
Deferred tax liabilities for land revaluation excess (Note 24)	22,537	23,370	187,496
Negative goodwill	1,450		12,064
Acceptances and guarantees (Note 10)	303,666	436,139	2,526,339
Total liabilities	10,209,436	10,302,157	84,937,072
MINORITY INTERESTS	6,136	11,458	51,048
STOCKHOLDERS' EQUITY (Notes 18, 24 and 29):			
Capital stock:			
Common stock—authorized, 2,600,000 thousand shares; issued, 1,138,644 thousand shares in 2003 and 1,138,624 thousand shares in 2002	134,803	134,800	1,121,489
Preferred stock—authorized, 400,000 thousand shares; issued, 200,000 thousand shares in 2003 and 2002	50,000	50,000	415,973
Capital surplus	146,281	146,277	1,216,980
Retained earnings	113,614	103,433	945,208
Land revaluation excess	33,206	32,943	276,257
Net unrealized loss on available-for-sale securities	(20,348)	(15,943)	(169,285)
Treasury stock—at cost, 693,934 shares of common stock in 2003 and 608,370 shares of common stock in 2002	(331)	(243)	(2,754)
Total stockholders' equity	457,225	451,267	3,803,868
TOTAL	¥10,672,797	¥10,764,882	$88,791,988

See notes to consolidated financial statements.

Consolidated Statements of Income

The Bank of Yokohama, Ltd. and Consolidated Subsidiaries
Years Ended March 31, 2003 and 2002

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2003	2002	2003
INCOME:			
Interest on:			
Loans and discounts	¥157,136	¥165,882	$1,307,288
Securities	18,486	20,142	153,794
Other	2,033	7,815	16,913
Fees and commissions	38,939	37,813	323,952
Trading profits	976	637	8,120
Other operating income (Note 20)	56,344	60,749	468,752
Other income (Note 21)	17,575	17,866	146,214
Total income	291,489	310,904	2,425,033
EXPENSES:			
Interest on:			
Deposits	4,184	14,471	34,809
Borrowings and rediscounts	4,788	5,930	39,834
Other	6,299	10,178	52,404
Fees and commissions	8,481	7,634	70,557
Trading losses	157	7	1,306
Other operating expenses (Note 22)	45,906	44,430	381,914
General and administrative expenses	98,897	99,956	822,770
Provision for possible loan losses	7,194	14,417	59,850
Other expenses (Note 23)	84,700	81,494	704,659
Total expenses	260,606	278,517	2,168,103
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	30,883	32,387	256,930
INCOME TAXES (Note 24):			
Current	2,404	871	20,000
Deferred	11,074	11,963	92,130
Total income taxes	13,478	12,834	112,130
MINORITY INTERESTS IN NET INCOME (LOSS)	(509)	300	(4,234)
NET INCOME	¥ 16,896	¥ 19,853	$ 140,566

	Yen		U.S. Dollars
	2003	2002	2003
PER SHARE INFORMATION (Notes 2.r and 19):			
Basic net income per share	¥13.65	¥16.24	$0.11
Diluted net income per share	11.57	13.59	0.10
Dividend on common stock	5.00	5.00	0.04
Dividend on the first preferred stock	5.66	5.66	0.05
Dividend on the second preferred stock	9.46	9.46	0.08

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

The Bank of Yokohama, Ltd. and Consolidated Subsidiaries
Years Ended March 31, 2003 and 2002

	Thousands		Millions of Yen							
	Issued Number of Shares									
	Common Stock	Preferred Stock	Common Stock	Preferred Stock	Capital Surplus	Retained Earnings	Land Revaluation Excess	Net Unrealized Gain (Loss) on Available-for-sale Securities	Foreign Currency Translation Adjustment	Treasury Stock
BALANCE, APRIL 1, 2001	1,138,624	200,000	¥134,800	¥50,000	¥146,277	¥86,868	¥33,253	¥4,049	¥(80)	¥(273)
Net income						19,853				
Cash dividends, ¥2.50 per share for common stock, ¥2.83 per share for first preferred stock and ¥4.73 per share for second preferred stock						(3,525)				
Reversal of land revaluation excess						237	(310)			
Decrease in treasury stock (91,045 shares)										30
Net increase in unrealized loss on available-for-sale securities								(19,992)		
Net increase in foreign currency translation adjustment									80	
BALANCE, MARCH 31, 2002	1,138,624	200,000	134,800	50,000	146,277	103,433	32,943	(15,943)		(243)
Net income						16,896				
Cash dividends, ¥5.00 per share for common stock, ¥5.66 per share for first preferred stock and ¥9.46 per share for second preferred stock						(7,049)				
Reversal of land revaluation excess						334	263			
Increase in treasury stock (85,564 shares)										(88)
Exercise of warrants	20		3		4					
Net increase in unrealized loss on available-for-sale securities								(4,405)		
BALANCE, MARCH 31, 2003	**1,138,644**	**200,000**	**¥134,803**	**¥50,000**	**¥146,281**	**¥113,614**	**¥33,206**	**¥(20,348)**		**¥(331)**

	Thousands of U.S. Dollars (Note 1)						
	Common Stock	*Preferred* Stock	*Capital* Surplus	*Retained* Earnings	Land *Revaluation* Excess	Net Unrealized Gain (Loss) on *Available-for-sale* Securities	*Treasury* Stock
BALANCE, MARCH 31, 2002	$1,121,464	$415,973	$1,216,947	$860,507	$274,068	$(132,637)	$(2,022)
Net income				140,566			
Cash dividends, $0.04 per share for common stock, $0.05 per share for first preferred stock and $0.08 per share for second preferred stock				(58,644)			
Reversal of land revaluation excess				2,779	2,189		
Increase in treasury stock (85,564 shares)							(732)
Exercise of warrants	25		33				
Net increase in unrealized loss on available-for-sale securities						(36,648)	
BALANCE, MARCH 31, 2003	**$1,121,489**	**$415,973**	**$1,216,980**	**$945,208**	**$276,257**	**$(169,285)**	**$(2,754)**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

The Bank of Yokohama, Ltd. and Consolidated Subsidiaries
Years Ended March 31, 2003 and 2002

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2003	2002	2003
OPERATING ACTIVITIES:			
Income before income taxes and minority interests	¥30,883	¥ 32,387	$256,930
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:			
Depreciation	33,811	36,814	281,290
Amortization of (negative) goodwill	(61)	114	(507)
Decrease in allowance for possible loan losses	(19,188)	(5,277)	(159,634)
Decrease in allowance for possible losses on investments		(70)	
Decrease in reserve for possible losses on collateralized real estate loans sold	(12,479)	(8,398)	(103,819)
Increase (decrease) in reserve for contingent liabilities	(11)	423	(92)
Decrease in liability for employees' retirement benefits	(2)	(111)	(17)
Interest income	(177,655)	(193,839)	(1,477,995)
Interest expenses	15,271	30,579	127,047
Securities losses—net	30,990	12,959	257,820
Foreign exchange losses (gains)—net	3,490	(2,176)	29,035
Losses on disposal of premises and equipment—net	949	1,335	7,895
Net decrease (increase) in trading assets	(20,219)	66,395	(168,211)
Net decrease in trading liabilities	(519)	(519)	(4,318)
Net decrease (increase) in loans	(230,128)	126,671	(1,914,542)
Net increase in deposits	241,056	119,648	2,005,458
Net decrease in other borrowings	(19,222)	(39,653)	(159,917)
Net decrease in due from banks	24,196	11,282	201,298
Net decrease in call loans and others	781	147,280	6,498
Net increase (decrease) in margin money deposited under securities lending transactions	69,317	(69,317)	576,680
Net decrease in call money and others	(1,498)	(130,812)	(12,463)
Net decrease (increase) in foreign exchange (assets)	2,711	(2,625)	22,554
Net increase (decrease) in foreign exchange (liabilities)	68	(79)	566
Interest and dividends received	196,359	208,414	1,633,602
Interest paid	(18,499)	(36,647)	(153,902)
Other—net	(106,211)	15,946	(883,619)
Subtotal	44,190	320,724	367,637
Income tax paid	(1,211)	(1,013)	(10,075)
Net cash provided by operating activities—(Forward)	¥42,979	¥319,711	$357,562

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	2003	2002	2003
Net cash provided by operating activities—(Forward)	¥ 42,979	¥ 319,711	$ 357,562
INVESTING ACTIVITIES:			
Purchases of securities	(2,291,322)	(769,563)	(19,062,579)
Proceeds from sales of securities	1,420,690	929,263	11,819,384
Proceeds from maturities of securities	271,595	292,712	2,259,526
Expenditures for premises and equipment	(22,868)	(23,504)	(190,249)
Proceeds from sales of premises and equipment	4,825	3,181	40,141
Net cash provided by (used in) investing activities	(617,080)	432,089	(5,133,777)
FINANCING ACTIVITIES:			
Repayments of subordinated loans		(6,000)	
Proceeds from subordinated bonds and bonds with warrants		85,000	
Repayments of subordinated bonds	(9,998)		(83,178)
Issuance of common stock	7		58
Dividends paid	(7,049)	(3,525)	(58,644)
Dividends paid to minority interests stockholders	(140)	(20)	(1,164)
Purchase of treasury stock	(282)	(101)	(2,346)
Proceeds from sales of treasury stock	51	153	424
Net cash provided by (used in) financing activities	(17,411)	75,507	(144,850)
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	(33)	30	(274)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(591,545)	827,337	(4,921,339)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,069,096	241,759	8,894,309
CASH AND CASH EQUIVALENTS, END OF YEAR (Note 3)	¥477,551	¥1,069,096	$3,972,970

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

The Bank of Yokohama, Ltd. and Consolidated Subsidiaries
Years Ended March 31, 2003 and 2002

1. BASIS OF PRESENTATION

The accompanying consolidated financial statements of The Bank of Yokohama, Ltd. (the "Bank") and consolidated subsidiaries have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulation and the Enforcement Regulation for the Banking Law and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards. The consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

In preparing the consolidated financial statements, certain reclassifications and rearrangements have been made to the financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, certain reclassifications have been made in the 2002 financial statements to conform to the classifications used in 2003.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Bank is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥120.20 to $1, the rate of exchange at March 31, 2003. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Principles of Consolidation—The consolidated financial statements include the accounts of the Bank and its significant subsidiaries (together, the "Banks"), including Yokohama Business Service Co., Ltd. and Hamagin Finance Co., Ltd. (Japanese corporations). The number of consolidated subsidiaries as of March 31, 2003 and 2002 was 12 and 15, respectively.

Under the control or influence concept, those companies in which the Bank, directly or indirectly, is able to exercise control over operations are to be fully consolidated, and those companies over which the Banks, directly or indirectly, have the ability to exercise significant influence are accounted for by the equity method.

Ten in 2003 and 13 in 2002 of the consolidated subsidiaries have a fiscal year ending on March 31, which is the same as the fiscal year of the Bank.

Two in 2003 and 2002 of the consolidated subsidiaries have a fiscal year ending on December 31, which differs from the Bank's fiscal year. The consolidated financial statements include the financial statements of these subsidiaries for their respective fiscal years after making appropriate adjustments for significant transactions during the periods from their respective year-ends to the date of the consolidated financial statements.

The consolidated financial statements do not include the accounts of five subsidiaries in 2003 and two subsidiaries in 2002, respectively, including Hamagin Leasing (USA) Inc. (a United States corporation), because the total assets, total income, net income and retained earnings of these entities would not have had material effects on the consolidated financial statements.

Investments in the five unconsolidated subsidiaries in 2003 (two unconsolidated subsidiaries and five associated companies in 2002) were stated at cost. If the equity method of accounting had been applied to the investments in these companies, the effect on the accompanying consolidated financial statements would not be material.

All significant intercompany balances, transactions and unrealized profits included in assets are eliminated in consolidation.

Goodwill and negative goodwill represent the differences between the cost of an acquisition and the fair value of the net assets of the acquired subsidiary at the date of acquisition. Goodwill and negative goodwill on acquisition of subsidiaries are amortized using the straight-line method over 5 years.

b. Trading Purpose Transactions—"Transactions for trading purposes" (the purpose of seeking to capture gains arising from short-term changes in interest rates, currency exchange rates or market prices of securities and other market-related indices or from arbitrage opportunities) are included in "Trading assets" and "Trading liabilities" on a trade date basis. Trading securities and monetary claims purchased for trading purposes recorded in these accounts are stated at fair value and trading-related financial derivatives are stated at the amounts that would be settled if they were terminated at the end of the fiscal year.

Profit and losses on transactions for trading purposes are shown as "Trading profits" or "Trading losses" on a trade date basis.

c. Securities—Securities are classified and accounted for, depending on management's intent, as follows: (1) held-to-maturity debt securities, which are expected to be held to maturity with the positive intent and ability to hold to maturity are stated at amortized cost computed by the straight-line method and (2) available-for-sale securities, which are not classified as held to maturity debt securities, are stated at fair value with unrealized gains and losses, net of applicable taxes, reported in a separate component of stockholders' equity. Non-marketable available-for-sale securities are stated at cost determined by the moving-average method.

For other than temporary declines in fair value, securities are reduced to net realizable value by a charge to income.

d. **Premises and Equipment**—Premises and equipment are stated at cost less accumulated depreciation. Depreciation of premises and equipment owned by the Bank is computed by the declining-balance method while the straight-line method is applied to buildings acquired after April 1, 1998.

The range of useful lives is from 2 to 60 years for buildings and from 2 to 20 years for equipment.

Depreciation of premises and equipment owned by consolidated subsidiaries is principally computed using the declining-balance method over the estimated useful lives of the assets and depreciation of leased property and equipment is provided on the straight-line method over the lease periods.

e. **Software**—Cost of computer software obtained for internal use is principally amortized using the straight-line method over the estimated useful lives of 5 years.

f. **Land Revaluation**—Under the "Law of Land Revaluation," promulgated on March 31, 1998 (and revised on March 31, 1999 and 2001), the Bank elected a one-time revaluation of its own-use land to a value based on a real estate appraisal information as of March 31, 1998.

The resulting land revaluation excess represents unrealized appreciation of land and is stated, net of income taxes, as a component of stockholders' equity. There is no effect on the consolidated statements of income. Continuous readjustment is not permitted unless the land value subsequently declines significantly such that the amount of the decline in value should be removed from the land revaluation excess account and deferred tax liabilities. The details of the one-time revaluation as of March 31, 1998 were as follows:

	Millions of Yen
	1998
Land before revaluation	¥ 26,419
Land after revaluation	85,623
Land revaluation excess	¥59,204

The carrying amount of the land after the above one-time revaluation exceeded the market value by ¥36,377 million ($302,637 thousand) and ¥26,657 million as of March 31, 2003 and 2002, respectively.

g. **Stock and Bond Issue Costs**—Issuance costs of stocks and bonds are charged to income when paid.

h. **Allowance for Possible Loan Losses**—The Bank and certain consolidated finance companies provide allowance for possible loan losses which is determined based on management's judgment and assessment of future losses based on the self-assessment system. This system reflects past experience of credit losses, possible credit losses, business and economic conditions, the character, quality and performance of the portfolio, and other pertinent indicators.

The Bank has implemented the self-assessment system to determine its asset quality. The quality of all loans is assessed by branches and the credit supervisory division with a subsequent audit by the asset review and inspection division in accordance with the Bank's policy and rules for self-assessment of asset quality.

The Bank has established a credit rating system under which its customers are classified into five categories. The credit rating system is used for self-assessment of asset quality. All loans are classified into five categories for self-assessment purposes such as "normal," "caution," "possible bankruptcy," "virtual bankruptcy" and "legal bankruptcy."

The allowance for possible loan losses is calculated based on the specific actual historical loss ratio for normal and caution categories, and the fair value of the collateral for collateral-dependent loans and other factors of solvency including future cash flows for other self-assessment categories. For claims to borrowers who are classified into possible bankruptcy or under restructured lending conditions, for which future cash flows could be reasonably estimated, an allowance is provided for the difference between the present value of expected future cash flows discounted at the contracted interest rate and carrying value of the claims.

The allowance for loans to specific foreign borrowers is provided based on the amount of expected losses due to the political and economic situation of their respective countries.

For collateralized or guaranteed claims to borrowers who are in "virtual bankruptcy" or "legal bankruptcy," the amount exceeding the estimated value of collateral or guarantees has been deducted as deemed uncollectible, directly from those claims. As of March 31, 2003 and 2002, the deducted amounts were ¥217,976 million ($1,813,444 thousand) and ¥216,902 million, respectively.

Other consolidated subsidiaries maintain allowances for possible loan losses which are provided as deemed necessary to cover expected losses based on their own experience.

i. **Reserve for Possible Losses on Collateralized Real Estate Loans Sold**—The reserve for possible losses on loans collateralized by real estate sold to the Cooperative Credit Purchasing Company, Limited ("CCPC") is provided at an amount deemed necessary to cover possible losses based on the estimated fair value of real estate. In accordance with the terms of the loans collateralized by real estate sales contracts, the Bank is required to cover certain portions of losses incurred, as defined in the contract, when CCPC disposes of real estate in satisfaction of debt.

j. **Reserve for Contingent Liabilities**—The reserve for contingent liabilities is provided at an amount deemed necessary to cover possible losses based on the estimated fair value of loans sold under loan participation agreements.

k. **Liability for Employees' Retirement Benefits**—The Bank and domestic consolidated subsidiaries have lump-sum retirement benefit plans. The Bank has a contributory funded pension plan and a domestic consolidated subsidiary has a non-contributory funded pension plan covering substantially all of their employees. The Bank and domestic consolidated subsidiaries account for the liability for employees' retirement benefits based on projected benefit obligation and plan assets at the balance sheet date. Prior service cost is amortized using the straight-line method over 2 years. Net actuarial gain (loss) is amortized using the straight-line method over 15 years commencing from the next fiscal year of incurrence.

The Bank's contributory funded defined benefit pension plan, which is established under the Japanese Welfare Pension Insurance Law, covers a substitutional portion of the governmental pension program managed by the Bank on behalf of the government and a corporate portion established at the discretion of the Bank. According to the enactment of the Defined Benefit Pension Plan Law in April 2002, the Bank applied for an exemption from obligation to pay benefits for future employee services related to the substitutional portion which would result in the transfer of the pension obligations and related assets to the government by another subsequent application. The Bank obtained an approval of exemption from future obligation by the Ministry of Health, Labour and Welfare on March 1, 2003.

As a result of this exemption, the Bank recognized a gain on exemption from future pension obligation of the governmental program in the amount of ¥3,536 million ($29,418 thousand) in accordance with a transitional measurement of the accounting standard for employees' retirement benefits for the year ended March 31, 2003. The substitutional portion of the plan assets which will be transferred to the government in the subsequent year is measured to be approximately ¥28,834 million ($239,884 thousand) as at March 31, 2003.

l. **Leases**—All leases of the Bank and the consolidated domestic subsidiaries are accounted for as operating leases. Under the Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's consolidated financial statements.

m. **Derivatives and Hedging Activities**—Derivative financial instruments are classified and accounted for as follows: (a) all derivatives except those entered into for trading purposes will be recognized as either assets or liabilities and measured at fair value with gains or losses on derivative transactions recognized in the statements of income, and (b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until maturity of the hedged transactions.

In addition, the Bank applies a "macro-hedge," which is permitted for Japanese banks as temporary treatment, for interest rate derivatives to manage interest rate risk from various financial assets and liabilities as a whole. The interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap agreements are recognized and included in interest expenses or income.

Income and expenses on derivatives included in macro-hedges are offset in each income/expense account and presented on a net basis. Deferred gains or losses on derivatives included in macro-hedges are offset and presented on a net basis in other assets or other liabilities.

n. Translation of Foreign Currencies—The financial statements of foreign consolidated subsidiaries are translated into Japanese yen at exchange rates as of the balance sheet date, except for stockholders' equity which is translated at the historical exchange rate. Differences arising from such translations are shown as "Foreign currency translation adjustment" as a separate component of stockholders' equity.

Assets and liabilities denominated in foreign currencies held by the Bank have been translated at exchange rates prevailing as of the balance sheet date.

Foreign currency accounts held by consolidated foreign subsidiaries are translated into the currency of the subsidiaries at the respective year-end exchange rates.

o. Income Taxes—The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

p. Statements of Cash Flows—For the purpose of the consolidated statements of cash flows, cash and cash equivalents represent cash and due from the Bank of Japan.

q. Cash Dividends—Cash dividends are generally paid semiannually. Cash dividends charged to retained earnings are those actually paid during the year and represent year-end dividends for the preceding year and interim dividends for the current year.

r. Per Share Information—Effective April 1, 2002, the Bank adopted a new accounting standard for earnings per share of common stock issued by the Accounting Standards Board of Japan. Under the new standard, basic net income per share is computed by dividing net income available to common stockholders, which is more precisely computed than under previous practices, by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share reflects the potential dilution that could occur if securities were exercised or converted into common stock. Diluted net income per share of common stock assumes full conversion of the outstanding convertible notes and bonds at the beginning of the year (or at the time of issuance) with an applicable adjustment for related interest expense, net of tax, and full exercise of outstanding warrants. Basic net income and diluted net income per share for the years ended March 31, 2003 and 2002, are computed in accordance with the new standard.

Cash dividends per share presented in the accompanying statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year.

s. Accounting Change—Prior to April 1, 2002, dividend income from marketable equity securities was recorded upon receipt from investees. Effective April 1, 2002, the Bank and consolidated subsidiaries have recorded the accrued dividends on the day following the ex-dividend date which have been estimated based on the actual dividend of the previous year or the published prospective dividend of each investee to determine the amounts of the assets appropriately by recognizing accrued dividends and decline of the prices of marketable equity securities in the same fiscal year.

The effect of change was to increase total income and income before income taxes and minority interests for the year ended March 31, 2003, by ¥1,436 million ($11,947 thousand).

3. CASH AND CASH EQUIVALENTS

The reconciliation of "Cash and cash equivalents" and "Cash and due from banks" in the consolidated balance sheets at March 31, 2003 and 2002, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Cash and due from banks	¥493,925	¥1,109,666	$4,109,193
Interest-bearing deposits included in due from banks (other than deposits with the Bank of Japan)	(16,374)	(40,570)	(136,223)
Cash and cash equivalents	¥477,551	¥1,069,096	$3,972,970

4. TRADING ASSETS AND LIABILITIES

Trading assets and liabilities at March 31, 2003 and 2002, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Trading assets:			
Trading securities	¥68,573	¥47,717	$570,490
Trading-related financial derivatives	3,957	4,594	32,920
Total	¥72,530	¥52,311	$603,410
Trading liabilities—Trading-related financial derivatives	¥ 4,168	¥ 4,687	$ 34,676

5. SECURITIES

Securities at March 31, 2003 and 2002, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Japanese national government bonds	¥ 520,938	¥141,449	$ 4,333,927
Japanese local government bonds	293,117	205,985	2,438,577
Japanese corporate bonds	389,247	283,315	3,238,328
Japanese corporate stocks	189,865	242,567	1,579,576
Other securities	99,074	80,400	824,243
Total	¥1,492,241	¥953,716	$12,414,651

The carrying amounts and aggregate fair value of securities at March 31, 2003 and 2002, were as follows:

	Millions of Yen							
	2003				2002			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as:								
Available-for-sale:								
Equity securities	¥212,752	¥8,257	¥48,498	¥172,511	¥261,264	¥15,439	¥49,736	¥226,967
Debt securities	1,118,506	5,560	651	1,123,415	572,491	7,860	100	580,251
Other securities	131,575	1,135	126	132,584	45,732	385	86	46,031
Held-to-maturity	23,198	63	107	23,154	10,050		1	10,049

	Thousands of U.S. Dollars			
	2003			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as:				
Available-for-sale:				
Equity securities	$1,769,983	$68,694	$403,477	$1,435,200
Debt securities	9,305,374	46,256	5,416	9,346,214
Other securities	1,094,634	9,442	1,048	1,103,028
Held-to-maturity	192,995	524	890	192,629

Principal items of securities whose fair value were not readily determinable as of March 31, 2003 and 2002, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Available-for-sale	¥16,968	¥15,189	$141,165
Held-to-maturity	62,095	72,702	516,597

Proceeds from sales by early redemption of held-to-maturity debt securities for the year ended March 31, 2002 were ¥222 million. Net realized gains on these sales, computed on the amortized cost basis, were ¥12 million for the year ended March 31, 2002.

Proceeds from sales of available-for-sale securities for the years ended March 31, 2003 and 2002 were ¥1,418,461 million ($11,800,840 thousand) and ¥921,636 million, respectively. Gross realized gains and losses on these sales, computed on the moving average cost basis, were ¥12,447 million ($103,552 thousand) and ¥8,818 million ($73,361 thousand), respectively, for the year ended March 31, 2003 and ¥25,811 million and ¥14,287 million, respectively, for the year ended March 31, 2002.

The carrying values of debt securities with specific maturities by contractual maturities for securities classified as available-for-sale and held-to-maturity at March 31, 2003, were as follows:

	Millions of Yen				Thousands of U.S. Dollars			
	2003				2003			
	Due in 1 Year or Less	Due after 1 Year through 5 Years	Due after 5 Years through 10 Years	Due after 10 Years	Due in 1 Year or Less	Due after 1 Year through 5 Years	Due after 5 Years through 10 Years	Due after 10 Years
Bonds	¥279,942	¥881,852	¥27,003	¥14,506	$2,328,968	$7,336,539	$224,650	$120,682
Other	22,058	97,366	6,842	12,889	183,511	810,033	56,922	107,230
Total	¥302,000	¥979,218	¥33,845	¥27,395	$2,512,479	$8,146,572	$281,572	$227,912

Corporate stocks in unconsolidated subsidiaries and associated companies totaled ¥386 million ($3,211 thousand) and ¥407 million at March 31, 2003 and 2002, respectively.

6. LOANS AND BILLS DISCOUNTED

Loans and bills discounted at March 31, 2003 and 2002, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Bills discounted	¥ 92,510	¥ 122,972	$ 769,634
Loans on bills	609,911	685,829	5,074,135
Loans on deeds	5,495,703	5,265,379	45,721,323
Overdrafts	1,634,905	1,519,283	13,601,539
Total	¥7,833,029	¥7,593,463	$65,166,631

"Past due loans" include loans classified as "possible bankruptcy" and "virtual bankruptcy" under the Bank's self-assessment guidelines. Accrued interest receivables for these categories are not recognized as accruals for accounting purposes. The loans and bills discounted include "loans to borrowers in bankruptcy" totaling ¥15,250 million ($126,872 thousand) and ¥28,271 million as of March 31, 2003 and 2002, respectively, as well as "past due loans" totaling ¥244,736 million ($2,036,073 thousand) and ¥311,160 million as of March 31, 2003 and 2002, respectively.

In addition to "past due loans" as defined, certain other loans classified as "caution" under the Bank's self-assessment guidelines include "past due loans (three months or more)." "Past due loans (three months or more)" are loans on which the principal and/or interest is three months or more past due but exclude "loans to borrowers in bankruptcy" or "past due loans." The balances of "past due loans (three months or more)" as of March 31, 2003 and 2002, were ¥15,256 million ($126,922 thousand) and ¥13,131 million, respectively.

"Restructured loans" are loans of which the Bank and its subsidiaries have restructured lending conditions, such as by a reduction of the original interest rate, forbearance of interest payments, principal repayments or renunciation of claims to support the borrowers' reorganization, but exclude "loans to borrowers in bankruptcy," "past due loans" or "past due loans (three months or more)." The outstanding balance of "restructured loans" as of March 31, 2003 and 2002, were ¥119,017 million ($990,158 thousand) and ¥136,071 million, respectively.

The allowance for possible loan losses is not deducted from the amounts of loans shown in the above three paragraphs.

Contracts of overdraft facilities and loan commitment limits are the contracts under which the Bank lends to customers up to the prescribed limits in response to customers' application for loans as long as there is no violation of any condition in the contracts. At March 31, 2003 and 2002, the amounts of unused commitments were ¥926,712 million ($7,709,750 thousand) and

¥1,093,563 million, respectively. At March 31, 2003 and 2002, the amounts of unused commitments whose original contract terms were within one year were ¥439,344 million ($3,655,108 thousand) and ¥609,619 million, respectively.

Since many of these commitments expire without being drawn down, the unused amount does not necessarily represent a future cash requirement. Most of these contracts have conditions whereby the Bank can refuse customers' application for loans or decrease the contract limits for proper reason (e.g., changes in financial situation, deterioration in customers' creditworthiness). At the inception of contracts, the Bank obtains real estate, securities, etc. as collateral if considered to be necessary. Subsequently, the Bank performs periodic reviews of the customers' business results based on internal rules, and takes necessary measures to reconsider conditions in contracts and/or require additional collateral and guarantees.

Discounting bills is treated as secured lending transactions. The Bank has right by contract or custom to sell or repledge bills discounted and foreign exchange bills bought and those total face value was ¥96,723 million ($804,684 thousand) at March 31, 2003.

7. FOREIGN EXCHANGES

Foreign exchange assets and liabilities at March 31, 2003 and 2002, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Assets			
Foreign exchange bills bought	¥4,213	¥ 4,363	$35,050
Foreign exchange bills receivable	2,262	3,143	18,819
Due from foreign correspondent accounts	1,108	2,788	9,218
Total	¥7,583	¥10,294	$63,087
Liabilities			
Foreign exchange bills sold	¥128	¥37	$1,065
Foreign exchange bills payable	21	25	174
Due to foreign correspondent accounts	2	21	17
Total	¥151	¥83	$1,256

8. OTHER ASSETS

Other assets at March 31, 2003 and 2002, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Accrued income	¥ 16,666	¥ 22,658	$ 138,652
Prepaid expenses	23,902	18,946	198,852
Margin money deposited under securities lending transactions		69,317	
Securities deposited		65,700	
Financial derivatives	8,102	12,344	67,404
Deferred hedge losses	3,627	7,587	30,175
Other	81,266	61,522	676,090
Total	¥133,563	¥258,074	$1,111,173

9. PREMISES AND EQUIPMENT

The accumulated depreciation of premises and equipment at March 31, 2003 and 2002, amounted to ¥254,974 million ($2,121,248 thousand) and ¥262,132 million, respectively.

10. CUSTOMERS' LIABILITIES FOR ACCEPTANCES AND GUARANTEES

All contingent liabilities arising from acceptances and guarantees are reflected in acceptances and guarantees. As a contra account, customers' liabilities for acceptances and guarantees are presented as assets, representing the Bank's and certain consolidated subsidiaries' rights of indemnity from the applicants.

11. ASSETS PLEDGED

Assets pledged as collateral and their relevant liabilities at March 31, 2003 and 2002 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Assets pledged as collateral:			
Securities	**¥540,386**	¥132,223	**$4,495,724**
Loans and bills discounted	**41,639**	12,300	**346,414**
Other assets		65,700	
Relevant liabilities to above assets:			
Deposits	**54,084**	40,317	**449,950**
Call money and bills sold		1,590	

Additionally, securities amounting to ¥140,914 million ($1,172,329 thousand) and ¥110,389 million at March 31, 2003 and 2002, respectively, were pledged as collateral for transactions such as exchange settlement transactions or as substitute securities for initial margin on future transactions and others. Other than the items shown above, rights under finance leases amounting to ¥8,058 million were pledged for borrowed money amounting to ¥4,250 million at March 31, 2002.

Premises and equipment included security deposits amounting to ¥10,088 million ($83,927 thousand) and ¥9,878 million at March 31, 2003 and 2002, respectively. Other assets included deposits on future transactions amounting to ¥14 million and margin money deposited under securities lending transactions amounting to ¥69,317 million at March 31, 2002.

12. DEPOSITS

Deposits at March 31, 2003 and 2002, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Current deposits	**¥ 657,694**	¥ 491,107	**$ 5,471,663**
Ordinary deposits	**4,625,969**	4,053,355	**38,485,599**
Savings deposits	**313,077**	325,297	**2,604,634**
Deposits at notice	**72,489**	118,928	**603,070**
Time deposits	**3,483,684**	3,837,914	**28,982,396**
Negotiable certificates of deposit	**69,488**	93,150	**578,103**
Other deposits	**211,193**	272,405	**1,757,014**
Total	**¥9,433,594**	¥9,192,156	**$78,482,479**

13. BORROWED MONEY

At March 31, 2003 and 2002, the weighted average annual interest rates applicable to the borrowed money were 2.1% and 2.2%, respectively.

Borrowed money includes rediscounted bills and borrowings from the Bank of Japan and other financial institutions. In addition, at March 31, 2003 and 2002, borrowed money included subordinated debt totaling ¥159,000 million ($1,322,795 thousand) and ¥159,000 million, respectively, of which ¥120,000 million ($998,336 thousand) and ¥120,000 million at March 31, 2003 and 2002, respectively, was subordinated debt from the Resolution and Collection Corporation (the "RCC"), the designated entity of the Japanese government.

Annual maturities of borrowed money as of March 31, 2003, were as follows:

Years Ending March 31,	Millions of Yen	Thousands of U.S. Dollars
2004	¥ 4,632	$ 38,536
2005	37,491	311,905
2006	4,284	35,641
2007	9,608	79,933
2008	6,452	53,677
2009 and thereafter	159,521	1,327,130
Total	¥221,988	$1,846,822

14. BONDS AND NOTES

Bonds and notes at March 31, 2003 and 2002, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Unsecured fixed and floating subordinated bonds, payable in Japanese yen, due April 2010, 2.25% interest until April 2005	**¥10,000**	¥10,000	**$83,195**
Unsecured fixed and floating subordinated bonds, payable in Japanese yen, due September 2010, 2.0% interest until September 2005	**10,000**	10,000	**83,195**
Unsecured fixed and floating subordinated bonds, payable in Japanese yen, due May 2011, 1.53% interest until May 2006	**10,000**	10,000	**83,195**
Unsecured floating subordinated bonds, payable in Japanese yen, due May 2011, 1.08% in 2003 and 1.09% in 2002 interest	**5,000**	5,000	**41,597**
Unsecured fixed and floating subordinated bonds, payable in Japanese yen, due June 2011, 1.5% interest until June 2006	**5,000**	5,000	**41,597**
Unsecured fixed and floating subordinated bonds, payable in Japanese yen, due September 2011, 1.55% interest until September 2006	**5,000**	5,000	**41,597**
Unsecured floating subordinated notes, payable in Japanese yen, due in November 2010, 0.78% in 2003 and 0.94% in 2002 interest	**1,000**	1,000	**8,320**
Unsecured floating subordinated notes, payable in Japanese yen, due in July 2007, 0.78% in 2002 interest		6,000	
Unsecured floating subordinated notes, payable in U.S. dollars, due in July 2007, 6.02% in 2002 interest		3,998	
Total	**¥46,000**	¥55,998	**$382,696**

Unsecured floating subordinated notes, payable in Japanese yen, due in July 2007 and unsecured floating subordinated notes, payable in U.S. dollars, due in July 2007, were redeemed prior to maturity in July 2002.

Annual maturities of bonds and notes as of March 31, 2003, were as follows:

	Millions of Yen	Thousands of U.S. Dollars
Year Ending March 31, 2009 and thereafter	¥46,000	$382,696

15. BONDS WITH WARRANTS

Bonds with warrants at March 31, 2003, consisted of the following:

	Millions of Yen	Thousands of U.S. Dollars
	2003	2003
Zero coupon unsecured convertible bonds, payable in Japanese yen, due in September 2004	**¥60,000**	**$499,168**

Zero coupon unsecured convertible bonds, payable in Japanese yen, due in September 2004 are convertible into common stock of the Bank from December 3, 2001 to September 29, 2004. The convertible bonds outstanding at March 31, 2003 were convertible into 114,286 thousand shares of the Bank's common stock at the initial conversion price of ¥525 per share. According to fluctuation of the market price of the Bank's common stock, the conversion price of the convertible bonds will be modified downwards within 80% of the above initial conversion price, and the convertible bonds may be redeemed prior to maturity in whole or in part at price 100% of the principal amount. The conversion price of the convertible bonds is subject to adjustment to reflect stock splits and certain events.

16. OTHER LIABILITIES

Other liabilities at March 31, 2003 and 2002, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Domestic exchange settlement account credit (see below)	¥ 4,108	¥ 4,594	$ 34,176
Accrued expenses	21,728	28,059	180,765
Unearned income	27,560	24,094	229,285
Accrued income taxes	2,158	1,055	17,953
Securities borrowed		65,700	
Financial derivatives	11,997	20,023	99,809
Other	46,170	124,164	384,110
Total	¥113,721	¥267,689	$946,098

The domestic exchange settlement account consists of outstanding remittance bills from other banks and/or collection bills for which the Bank has received notices for payment from other banks which have not been settled.

17. EMPLOYEES' RETIREMENT BENEFITS

Under the unfunded lump-sum retirement benefit plans, the employees of the Bank and domestic consolidated subsidiaries terminating their employment are, under most circumstances, entitled to lump-sum payments determined by reference to basic rates of pay at the time of termination, length of service and conditions under which the termination occurs.

In addition, under the pension plan of the Bank, employees terminating their employment after more than 15 years of participation are entitled to pension benefits.

The liability (asset) for employees' retirement benefits at March 31, 2003 and 2002, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Projected benefit obligation	¥(77,680)	¥(117,513)	$(646,256)
Fair value of plan assets	47,561	87,558	395,682
Unaccumulated projected benefit obligation	(30,119)	(29,955)	(250,574)
Unrecognized actuarial loss	52,029	46,005	432,853
Net liability recognized	21,910	16,050	182,279
Prepaid pension cost	21,979	16,121	182,853
Liability for employees' retirement benefits	¥ (69)	¥ (71)	$ (574)

The component of net periodic retirement benefit costs for the years ended March 31, 2003 and 2002, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Service cost	¥2,269	¥2,316	$18,877
Interest cost	3,405	3,755	28,328
Expected return on plan assets	(2,914)	(3,388)	(24,243)
Amortization of prior service cost		(3,177)	
Recognized actuarial loss	3,087	1,680	25,682
Gain on exemption of substitutional portion of the governmental pension program	(3,536)		(29,418)
Other retirement cost (non-actuarial basis cost)	3,441	4,406	28,627
Net periodic retirements benefit costs	¥5,752	¥5,592	$47,853

Assumptions used for the years ended March 31, 2003 and 2002, were set forth as follows:

	2003	2002
Discount rate	**2.50%**	3.00%
Expected rate of return on plan assets	**4.00%**	4.50%
Amortization period of prior service cost		2years
Recognition period of actuarial gain/loss	**15 years**	15 ears

18. STOCKHOLDERS' EQUITY

At March 31, 2003 and 2002, the authorized number of shares were 2,600,000 thousand shares of common stock and 400,000 thousand shares of non-voting, non-cumulative preferred stock.

Japanese banks are subject to the Japanese Commercial Code (the "Code") and the Banking Law to which certain amendments became effective from October 1, 2001.

The Code was revised whereby common stock par value was eliminated resulting in all shares being recorded with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing stockholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the stockholders' accounts.

The revised Banking Law provides that an amount at least equal to 20% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 100% of stated capital. The amount of total additional paid-in capital and legal reserve that exceeds 100% of the stated capital may be available for dividends by resolution of the stockholders. The Bank's legal reserve amounts, which were included in retained earnings, totaled ¥34,512 million ($287,121 thousand) and ¥33,092 million as of March 31, 2003 and 2002, respectively. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the stated capital by resolution of the Board of Directors.

The revised Code eliminated restrictions on the repurchase and use of treasury stock allowing Japanese companies to repurchase treasury stock by a resolution of the stockholders at the general stockholders meeting and dispose of such treasury stock by resolution of the Board of Directors beginning April 1, 2002. The repurchased amount of treasury stock cannot exceed the amount available for future dividend plus amount of stated capital, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general stockholders meeting.

The amount of retained earnings available for dividends under the Code was ¥44,232 million ($367,987 thousand) as of March 31, 2003, based on the amount recorded in the Bank's general books of account. In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payment, the Code imposes certain limitations on the amount of retained earnings available for dividends.

Dividends are approved by the stockholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

Effective April 1, 2002, the Banks have updated a new accounting standard for treasury stock and reversal of legal reserves issued by Accounting Standards Board of Japan. The effect of this adoption was not material for the Banks.

On March 31, 1999, the Bank issued 200,000,000 shares of non-voting, non-cumulative preferred stock to the RCC (140,000,000 shares for the first preferred and 60,000,000 shares for the second preferred), without par value convertible into 0.989 shares of common stock at the issue price of ¥500 per share. The conversion price to the common stock is to be modified on July 31 annually from 1999 to 2008. The preferred stockholder shall be entitled, in priority to any payment of dividends on or in respect of any other class of shares, to an annual dividend of ¥5.66 (the first preferred) and ¥9.46 (the second preferred) per share. Preferred stockholders receive a liquidation at ¥500 per share and do not have the right to participate in any further liquidation distribution.

The first preferred stocks are convertible on or after August 1, 2001, and up to and including July 30, 2009, at the option of the stockholder. The second preferred stocks are convertible on or after August 1, 2004, and up to and including July 30, 2009, at the option of the stockholder. Unless previously converted at the option of the preferred stockholder, all outstanding preferred shares will be mandatorily exchanged for fully paid shares of common stock on July 31, 2009, at the number of common shares calculated by the average market price per share during a certain period preceding July 31, 2009.

19. PER SHARE INFORMATION

Reconciliation of the differences between basic and diluted net income per share ("EPS") for the years ended March 31, 2003 and 2002, is as follows:

	Millions of Yen	Thousands of Shares	Yen	U.S. Dollars
Year Ended March 31, 2003	Net Income	Weighted-average Shares	EPS	
Basic EPS—Net income available to common stockholders	¥15,536	1,138,219	¥13.65	$0.11
Effect of dilutive securities:				
Warrants		66		
Convertible bonds		114,286		
Preferred stocks	1,360	207,727		
Diluted EPS—Net income for computation	¥16,896	1,460,298	¥11.57	$0.10
Year Ended March 31, 2002				
Basic EPS—Net income available to common stockholders	¥18,493	1,138,573	¥16.24	
Effect of dilutive securities:				
Warrants		62		
Convertible bonds		114,286		
Preferred stocks	1,360	207,727		
Diluted EPS—Net income for computation	¥19,853	1,460,648	¥13.59	

20. OTHER OPERATING INCOME

Other operating income for the years ended March 31, 2003 and 2002, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Gain on foreign exchange transactions—net	¥ 1,883	¥ 2,054	$ 15,666
Gain on sales and redemption of bonds and other securities	6,307	11,484	52,471
Lease receipt	30,366	35,731	252,629
Gain on derivatives	6,699	1,147	55,732
Other	11,089	10,333	92,254
Total	¥56,344	¥60,749	$468,752

21. OTHER INCOME

Other income for the years ended March 31, 2003 and 2002, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Gain on sales of stocks and other securities	¥ 9,316	¥14,195	$ 77,504
Gain on sales of premises and equipment	1,381	100	11,489
Gain on exemption of the substitutional portion of the governmental pension program	3,536		29,418
Other	3,342	3,571	27,803
Total	¥17,575	¥17,866	$146,214

22. OTHER OPERATING EXPENSES

Other operating expenses for the years ended March 31, 2003 and 2002, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Losses on sales and redemption of bonds and other securities	¥10,854	¥ 4,219	$ 90,300
Losses on write-down of bonds and other securities	93	21	774
Lease costs	26,060	31,004	216,805
Other	8,899	9,186	74,035
Total	¥45,906	¥44,430	$381,914

23. OTHER EXPENSES

Other expenses for the years ended March 31, 2003 and 2002, consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Provision for possible losses on collateralized real estate loans sold		¥2,800	
Loss on sales of stocks and other securities	¥ 1,795	12,123	$ 14,933
Loss on write-down of stocks and other securities	33,871	22,276	281,789
Loss on sales of premises and equipment	2,330	1,435	19,384
Direct charge-off of loans	41,023	37,064	341,290
Other	5,681	5,796	47,263
Total	¥84,700	¥81,494	$704,659

24. INCOME TAXES

The Bank and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in normal effective statutory tax rates of approximately 41.5% for the years ended March 31, 2003 and 2002.

The Tokyo tax base for enterprise tax was changed from income to gross business profit with the implementation of "The Ordinance Concerning Special Treatment of Tax Base, etc. for Enterprise Tax on Banking Business in Tokyo," a bylaw enacted on April 1, 2000 as Tokyo Metropolitan Ordinance No. 145 (the "Metropolitan Ordinance"). On October 18, 2000, the Bank filed a lawsuit to confirm the invalidity of this Metropolitan Ordinance in the Tokyo District Court. On March 26, 2002, the district court rendered a judgment in favor of the Bank and ordered the Tokyo metropolitan government to repay the erroneously paid amount of ¥532 million ($4,426 thousand) plus a penalty of ¥100 million ($832 thousand). Although the Tokyo metropolitan government filed an appeal with the Tokyo High Court on March 29, 2002, the high court rendered a judgment in favor of the Bank and ordered the Tokyo metropolitan government to repay the erroneously paid amount of ¥1,054 million ($8,769 thousand). However, the Tokyo metropolitan government filed a final appeal with the Supreme Court on February 10, 2003.

The Bank believes that this ordinance is unlawful and is pursuing this with a lawsuit. Although the Bank has treated enterprise tax payable to the Tokyo metropolitan government in accordance with the terms of the Metropolitan Ordinance, the Bank has not accepted the Metropolitan Ordinance as lawful.

Enterprise tax for the Tokyo metropolitan government of ¥472 million ($3,927 thousand) and ¥522 million was recorded as other expenses for the years ended March 31, 2003 and 2002, respectively. Income before income taxes and minority interests were decreased by ¥472 million ($3,927 thousand), and income taxes (current) were decreased by ¥80 million ($666 thousand) in comparison with the amount which would have been recorded if the tax base of the enterprise tax had been income for the year ended March 31, 2003. In addition, this enterprise tax is not subject to tax-effect accounting. Accordingly, deferred tax assets and deferred tax liabilities for land revaluation excess decreased by ¥1,460 million ($12,146 thousand) and ¥245 million ($2,038 thousand), respectively, and land revaluation excess and net unrealized loss on available-for-sale securities increased by ¥245 million ($2,038 thousand) and ¥149 million ($1,240 thousand), respectively, from the former case in which the tax base was income for the year ended March 31, 2003.

The Osaka tax base for enterprise tax was also changed from income to gross business profit with the implementation of the "Municipal Ordinance Concerning Special Treatment of Tax Base, etc. for Enterprise Tax on Banking Business, etc., in Osaka," a bylaw enacted on June 9, 2000 as Osaka Municipal Ordinance No. 131 (the "Municipal Ordinance"). On April 4, 2002, the Bank filed a lawsuit to confirm the invalidity of this ordinance with the Osaka District Court. On May 30, 2002 and on April 1,

2003, the Municipal Ordinance was revised to ensure that imposition of enterprise taxes through external standards be applied after the year beginning April 1, 2003. The Bank should pay lesser enterprise tax to Osaka municipal government based on taxable income than that based on gross business profit under such revised Ordinances for the year ended March 31, 2003.

The Bank believes that the ordinance is unlawful and is pursuing this in a lawsuit. Although the Bank has treated enterprise tax for the Osaka municipal government in accordance with the Municipal Ordinance, the Bank has not accepted the Municipal Ordinance as lawful.

There is no material effect on the deferred taxes assets or liabilities by the implementation of the Municipal Ordinance for the year ended March 31, 2003.

On March 31, 2003, local tax reform law was enacted in Japan which changed the normal effective statutory tax rate used in calculations of deferred tax assets and liabilities whose reversal would be after April 1, 2004, from approximately 41.5% to 40.4%. The effects of change were to decrease deferred tax assets by ¥2,512 million ($20,899 thousand), increase income taxes (deferred) by ¥2,119 million ($17,629 thousand), decrease deferred tax liabilities for land revaluation excess by ¥613 million ($5,099 thousand), increase land revaluation excess by ¥613 million ($5,099 thousand) and increase net unrealized loss on available-for-sale securities by ¥376 million ($3,128 thousand), respectively.

The tax effects of significant temporary differences and loss carryforwards which result in deferred tax assets and liabilities at March 31, 2003 and 2002, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Deferred tax assets:			
Allowance for possible loan losses	**¥108,095**	¥101,357	**$899,293**
Net unrealized loss on available-for-sale securities	**13,879**	11,491	**115,466**
Securities	**12,834**	12,362	**106,772**
Tax loss carryforwards		8,570	
Reserve for possible losses on collateralized real estate loans sold		5,932	
Other	**12,816**	16,334	**106,622**
Total deferred tax assets	**147,624**	156,046	**1,228,153**
Deferred tax liabilities:			
Gain on contribution of the employees' retirement benefit trust	**7,091**	6,927	**58,993**
Others	**1,014**	1,778	**8,436**
Total deferred tax liabilities	**8,105**	8,705	**67,429**
Net deferred tax assets	**¥139,519**	¥147,341	**$1,160,724**

A reconciliation between the normal effective statutory tax rates and actual effective tax rates reflected in the accompanying consolidated statement of income for the year ended March 31, 2003 was as follows:

	2003
Normal effective statutory tax rate	**41.5%**
Reduction of deferred tax assets according to change of tax rate	**6.9**
Effect of disposal of investments in consolidated subsidiaries	**(3.3)**
Other—net	**(1.5)**
Actual effective tax rate	**43.6%**

A reconciliation between the normal effective statutory tax rate for the year ended March 31, 2002 and the actual effective tax rates reflected in the accompanying consolidated statements of income was not required under Japanese accounting standards due to immaterial differences of tax rates.

25. LEASES

a. Lessee

The Bank and its consolidated subsidiaries lease certain equipment and other assets.

Lease payments under finance leases for the years ended March 31, 2003 and 2002, amounted to ¥19 million ($158 thousand) and ¥747 million, respectively.

Pro forma information of leased property such as acquisition cost, accumulated depreciation, obligations under finance leases, depreciation expense and interest expense of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2003 and 2002, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	Equipment		Equipment
	2003	2002	2003
Acquisition cost	¥134	¥3,335	$1,115
Accumulated depreciation	103	1,382	857
Net leased property	¥ 31	¥1,953	$ 258

Obligations under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Due within one year	¥15	¥ 561	$125
Due after one year	14	1,284	116
Total	¥29	¥1,845	$241

Depreciation expense and interest expense under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Depreciation expense	¥17	¥583	$141
Interest expense	2	90	17
Total	¥19	¥673	$158

Depreciation expense and interest expense, which are not reflected in the accompanying consolidated statements of income, were computed by the straight-line method and the interest method, respectively.

The minimum rental commitments under noncancelable operating leases at March 31, 2003 and 2002, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Due within one year	¥ 7	¥16	$ 58
Due after one year	6	14	50
Total	¥13	¥30	$108

b. Lessor

A consolidated subsidiary leases certain equipment and other assets to various customers.

Lease receipts under finance leases for the years ended March 31, 2003 and 2002, were ¥30,546 million ($254,126 thousand) and ¥35,606 million, respectively.

Pro forma information of leased property such as acquisition cost, accumulated depreciation, rights under finance leases, depreciation expense and interest income of finance leases that do not transfer ownership of the leased property to the lessee for the years ended March 31, 2003 and 2002, were as follows:

	Millions of Yen			Thousands of U.S. Dollars		
	2003			2003		
	Equipment	Other Assets	Total	Equipment	Other Assets	Total
Acquisition cost	¥113,769	¥18,410	¥132,179	$946,497	$153,161	$1,099,658
Accumulated depreciation	56,404	9,736	66,140	469,251	80,998	550,249
Net leased property	¥ 57,365	¥ 8,674	¥ 66,039	$477,246	$ 72,163	$ 549,409

	Millions of Yen		
	2002		
	Equipment	Other Assets	Total
Acquisition cost	¥122,533	¥20,580	¥143,113
Accumulated depreciation	60,921	11,030	71,951
Net leased property	¥ 61,612	¥ 9,550	¥ 71,162

Rights under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Due within one year	¥23,248	¥25,709	$193,411
Due after one year	42,775	49,470	355,865
Total	¥66,023	¥75,179	$549,276

Depreciation expense and interest income under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Depreciation expense	¥21,751	¥23,959	$180,957
Interest income	3,272	3,865	27,221
Total	¥25,023	¥27,824	$208,178

Interest income, which is not reflected in the accompanying consolidated statement of income, was computed by the interest method.

The minimum rental commitments under noncancelable operating leases at March 31, 2003 and 2002, were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
Due within one year	¥ 83	¥456	$ 690
Due after one year	184	313	1,531
Total	¥267	¥769	$2,221

26. SEGMENT INFORMATION

a. Business Segment Information

The Bank and consolidated subsidiaries are engaged in business in banking, leasing and other related activities such as credit guarantee, venture capital and other. The business segment information for the years ended March 31, 2003 and 2002, is summarized as follows:

	Millions of Yen				
	2003				
	Banking	Leasing	Other	Eliminations/ Corporate	Consolidated
Ordinary income:					
Outside customers	¥236,609	¥38,579	¥10,245		¥285,433
Intersegment income	2,042	383	3,545	¥(5,970)	
Total	238,651	38,962	13,790	(5,970)	285,433
Ordinary expenses	213,077	38,295	11,855	(4,950)	258,277
Ordinary profit	¥ 25,574	¥ 667	¥ 1,935	¥(1,020)	27,156
Other income and expenses—net					3,727
Income before income taxes and minority interests					¥ 30,883
Assets, depreciation and capital expenditures:					
Assets	¥10,539,146	¥108,354	¥148,517	¥(123,220)	¥10,672,797
Depreciation	7,726	25,772	313		33,811
Capital expenditures	6,063	23,005	147		29,215

	Thousands of U.S. Dollars				
	2003				
	Banking	Leasing	Other	Eliminations/ Corporate	Consolidated
Ordinary income:					
Outside customers	$1,968,461	$320,957	$85,233		$2,374,651
Intersegment income	16,988	3,186	29,493	$(49,667)	
Total	1,985,449	324,143	114,726	(49,667)	2,374,651
Ordinary expenses	1,772,687	318,594	98,628	(41,181)	2,148,728
Ordinary profit	$ 212,762	$ 5,549	$16,098	$ (8,486)	225,923
Other income and expenses—net					31,007
Income before income taxes and minority interests					$ 256,930
Assets, depreciation and capital expenditures:					
Assets	$87,680,083	$901,448	$1,235,582	$(1,025,125)	$88,791,988
Depreciation	64,276	214,410	2,604		281,290
Capital expenditures	50,441	191,389	1,223		243,053

	Millions of Yen				
	2002				
	Banking	Leasing	Other	Eliminations/ Corporate	Consolidated
Ordinary income:					
Outside customers	¥258,460	¥43,674	¥8,573		¥310,707
Intersegment income	1,806	790	3,044	¥(5,640)	
Total	260,266	44,464	11,617	(5,640)	310,707
Ordinary expenses	226,304	44,049	12,659	(5,931)	277,081
Ordinary profit (loss)	¥33,962	¥415	¥(1,042)	¥291	33,626
Other income and expenses—net					(1,239)
Income before income taxes and minority interests					¥32,387
Assets, depreciation and capital expenditures:					
Assets	¥10,652,171	¥190,452	¥182,209	¥(259,950)	¥10,764,882
Depreciation	8,054	28,482	278		36,814
Capital expenditures	6,071	23,512	835		30,418

Notes: 1. "Ordinary income" represents total income less certain special income included in other income in the accompanying consolidated statements of income. Such ordinary income and ordinary expenses are summarized by type of consolidated companies.

2. "Ordinary expenses" represent total expenses less certain special expenses included in other expenses in the accompanying consolidated statements of income.

3. Prior to April 1, 2002, dividend income from marketable equity securities was recorded upon receipt from investees. Effective April 1, 2002, the Bank and consolidated subsidiaries have recorded the accrued dividends on the day following the ex-dividend date which have been estimated based on the actual dividend of the previous year or the published prospective dividend of each investee.

The effect of change was to increase ordinary income and ordinary profit of banking, leasing and other for the year ended March 31, 2003 by ¥1,408 million ($11,714 thousand), ¥22 million ($183 thousand) and ¥6 million ($50 thousand), respectively.

b. Segment Information by Geographic Area

Ordinary income and total assets as of and for the years ended March 31, 2003 and 2002 were primarily concentrated in Japan. Accordingly, the presentation of segment information by geographic area is not required under the related regulations for these fiscal years.

c. Ordinary Income from International Operations

Ordinary income arising from international operations both in and outside Japan was minor in relation to the total ordinary income for the years ended March 31, 2003 and 2002. Accordingly, the presentation of ordinary income from international operations is not required under the related regulations for these fiscal years.

27. DERIVATIVE INFORMATION

The Bank and certain consolidated subsidiaries use swap, futures, forward and option contracts, and other similar types of contracts based on either interest rates, foreign exchange rates or securities prices. These financial instruments are used in trading activities to generate trading revenues and fee income and are also used in Asset and Liability Management ("ALM") activities to control exposure to fluctuations in such market rates or prices.

The Bank and certain consolidated subsidiaries use derivatives to provide customers with risk hedging methods, to complement their ALM activities, to hedge market risks, and to strengthen earnings. The Bank and certain consolidated subsidiaries carefully study the risks involved with derivatives transactions and maintain a policy of limiting the volume of the risks within a range which they are capable of controlling based on their financial strength.

Derivatives used for hedging purposes are recorded on the basis of hedge accounting in accordance with the Japanese accounting standard for financial instruments. Such derivatives are interest rate swap transactions and others, which are utilized to control the risks from deposits, loans, bonds, securities and other financial instruments. The Bank reviews the effectiveness of "macro-hedge" using methods permitted for Japanese banks as temporary treatment. The effectiveness of other hedging activities are reviewed by the methods permitted under the accounting standard.

Similar to other market transactions, derivatives transactions are subject to a variety of risks, including market, credit, liquidity, operational and legal risks. Among those risks, the Bank and certain consolidated subsidiaries emphasize establishing the risk management structure to comprehend and manage market risk and credit risk. At March 31, 2003 and 2002, the estimated amount of derivative-related credit risk exposure of the Bank and certain consolidated subsidiaries were ¥25.1 billion ($209 million) and ¥33.8 billion, respectively.

The Bank and certain consolidated subsidiaries have adopted an integrated management approach in developing the wide risk management system that is based on global standards. The Bank has established the Corporate Administration Department ("CAD") to perform the integrated management of all market, credit and operational risks. With their middle office function, teams from CAD are monitoring the transaction execution department ("front office") of Treasury and Capital Markets Department (TCMD) on a daily basis.

The volume of risk associated with interest rate, currency, securities and other transactions is gathered and managed on an integrated basis. The ultimate decision on market risk position limit is made by the Executive Committee. Based on this limit, each department establishes loss-cutting rules and maximum risk exposures for each type of derivative transaction and product. The middle office ensures that risk exposure limits and other rules are observed while using value-at-risk (VaR), basis points value, and other methods to calculate quantitative measures of risk volume. The CAD reports the total volume of the Bank's market risk to the ALM Committee. Credit risk associated with derivatives transactions are managed in conjunction with other off-balance-sheet as well as on-balance-sheet transactions. The ultimate decision on credit risk is made by a credit department and definitely separated from the front office. The CAD calculates the Bank's total credit exposure and reports this amount to the Credit Portfolio Committee.

The Bank and consolidated subsidiaries had following derivatives contracts that were quoted on listed exchanges, outstanding at March 31, 2003 and 2002:

	Millions of Yen			Thousands of U.S. Dollars		
	2003			2003		
	Contract or Notional Amount	Fair Value (Loss)	Valuation Gain (Loss)	Contract or Notional Amount	Fair Value (Loss)	Valuation Gain (Loss)
Bond contracts:						
Option written	¥4,700	¥(3)		$39,101	$(25)	
Option purchased	3,000	4		24,958	33	

	Millions of Yen		
	2002		
	Contract or Notional Amount	Fair Value (Loss)	Valuation Gain (Loss)
Interest rate contracts—Interest rate futures:			
Written	¥6,400	¥15	¥15
Purchased	6,357	(22)	(22)
Bond contracts—Futures written	2,745	(14)	(14)

The Bank and consolidated subsidiaries had following derivatives contracts that were not quoted on listed exchanges, outstanding at March 31, 2003 and 2002:

	Millions of Yen			Thousands of U.S. Dollars		
	2003			2003		
	Contract or Notional Amount	Fair Value (Loss)	Valuation Gain (Loss)	Contract or Notional Amount	Fair Value (Loss)	Valuation Gain (Loss)
Interest rate contracts:						
Interest rate swaps:						
Receive fixed and pay floating	¥267,940	¥4,947	¥4,947	$2,229,118	$41,156	$41,156
Receive floating and pay fixed	231,140	(4,743)	(4,743)	1,922,962	(39,459)	(39,459)
Receive floating and pay floating	2,025			16,847		
Caps written	94,951	(69)	1,268	789,942	(574)	10,549
Caps purchased	11,924	4	(156)	99,201	33	(1,298)
Foreign exchange:						
Currency swaps	32,299	15	15	268,710	125	125
Forward exchange contracts written	13,681			113,819		
Forward exchange contracts purchased	11,632			96,772		
Option written	17,447			145,150		
Option purchased	21,047			175,100		

	Millions of Yen		
	2002		
	Contract or Notional Amount	Fair Value (Loss)	Valuation Gain (Loss)
Interest rate contracts:			
Interest rate swaps:			
Receive fixed and pay floating	¥279,551	¥6,265	¥6,265
Receive floating and pay fixed	233,401	(5,412)	(5,412)
Receive floating and pay floating	4,084		
Caps written	80,728	(260)	991
Caps purchased	12,140	26	(136)
Foreign exchange:			
Currency swaps	34,588	20	20
Forward exchange contracts written	31,642		
Forward exchange contracts purchased	24,444		
Option written	60,688		
Option purchased	50,618		
Bond contracts—Options written	10,000	(114)	(9)

Notes: 1. Derivatives which qualify for hedge accounting are excluded in the above table.

2. Foreign exchange forward contracts and options have been valued at market rates and the gain (loss) has been reflected in the consolidated statements of income. Only contract or notional amount was disclosed with such derivatives.

3. For the year ended March 31, 2002, the Bank accounted for currency swaps pursuant to the Japanese Institute of Certified Public Accountants ("JICPA") Industry Audit Committee Report No. 20, which permits that such contracts be accounted for by accrual method and net translation differences of their principal accounted for as assets or liabilities only if certain requirements are satisfied.

For the year ended March 31, 2003, the Bank accounted for currency swaps pursuant to the temporary measure stipulated in the JICPA Industry Audit Committee Report No. 25, which permits substantially the same accounting treatment as the JICPA Industry Audit Committee Report No. 20 had permitted.

Currency swaps accounted for by accrual method for the years ended March 31, 2003 and 2002 were as follows:

	Millions of Yen			Thousands of U.S. Dollars		
	2003			2003		
	Contract or Notional Amount	Fair Value	Valuation Gain	Contract or Notional Amount	Fair Value	Valuation Gain
Foreign exchange—Currency swaps	**¥136,525**	**¥1,345**	**¥1,345**	**$1,135,815**	**$11,190**	**$11,190**

	Millions of Yen		
	2002		
	Contract or Notional Amount	Fair Value	Valuation Gain
Foreign exchange—Currency swaps	¥297,308	¥1,885	¥1,885

28. STOCK OPTION PLAN

At the stockholders meeting held on June 25, 1999, the Bank's stock option plan for directors and executive officers was approved by the stockholders. The plan provided for granting options to directors and executive officers to purchase 310 thousand shares of the Bank's common stock in the period from June 26, 2001 to June 25, 2009. The options to purchase 290 thousand shares had not exercised at March 31, 2003. The exercise price of the stock options is ¥369 per share, which is subject to adjustments for stock issuance below fair value and stock splits.

At the stockholders meeting held on June 28, 2000, the Bank's stock option plan for directors, executive officers and managers was approved by the stockholders. The plan provided for granting options to directors, executive officers and managers to purchase 1,504 thousand shares of the Bank's common stock in the period from June 29, 2002 to June 28, 2010. The options to purchase 1,504 thousand shares had not exercised at March 31, 2003. The exercise price of the stock options is ¥498 per share, which is subject to adjustments for stock issuance below fair value and stock splits.

At the stockholders meeting held on June 27, 2001, the Bank's stock option plan for directors, executive officers and managers was approved by the stockholders. The plan provided for granting options to directors, executive officers and managers to purchase 1,489 thousand shares of the Bank's common stock in the period from June 28, 2003 to June 27, 2011. The exercise price of the stock options is ¥502 per share, which is subject to adjustments for stock issuance below fair value and stock splits.

At the stockholders meeting held on June 26, 2002, the Bank's stock option plan for directors and employees was approved by the stockholders. The plan provided for granting options to directors and employees to purchase 1,473 thousand shares of the Bank's common stock in the period from June 27, 2004 to June 26, 2012. The exercise price of the stock options is ¥520 per share, which is subject to adjustments for stock issuance below fair value and stock splits.

Another stock option plan was approved at the stockholders meeting held on June 26, 2003. (See Note 29(1)b.)

29. SUBSEQUENT EVENTS

(1) At the general stockholders meeting held on June 26, 2003, the Bank's stockholders approved the following appropriations of retained earnings as of March 31, 2003, stock option plan and purchase of treasury stock:

a. Appropriation of Retained Earnings as of March 31, 2003

	Millions of Yen	Thousands of U.S. Dollars
Transfer to legal reserve	¥1,420	$11,814
Dividends:		
The first preferred (¥5.66—$0.05 per share)	792	6,589
The second preferred (¥9.46—$0.08 per share)	568	4,725
Common (¥5.00—$0.04 per share)	5,690	47,338

b. Stock Option Plan

The plan provides for granting options to directors and employees to purchase up to 1,511 thousand shares of the Bank's common stock in the period from June 27, 2005 to June 26, 2013. The options will be granted at an exercise price of 105% of the average market price for a certain period before the date of option grant. The exercise price is subject to adjustments for stock issuance below fair value and stock splits.

c. Purchase of Treasury Stock

The Bank is authorized to repurchase up to 10,000 thousand shares of the Bank's common stock (aggregate amount up to ¥5 billion) as treasury stock until the next general stockholders meeting.

(2) The Bank made a contract on May 19, 2003 to transfer a portion of its investment in Hamagin Finance Co., Ltd. ("HFC"), which is a consolidated subsidiary of the Bank, to Sumisho Lease Co., Ltd. ("SLC"), which is a prominent diversified leasing company, to offer the advanced services to the customers in the Bank's market area by SLC through HFC. HFC is to be an associated company of the Bank due to transfer of investments.

Due date of transfer:	June 30, 2003
Main business of HFC:	Leasing
Number of transferred shares (held by the Bank and consolidated subsidiaries):	180,000
Ratio of voting rights of HFC held by the Bank and consolidated subsidiaries after transfer:	40%

Non-Consolidated Financial Statements

Non-Consolidated Balance Sheets

The Bank of Yokohama, Ltd.
March 31, 2003 and 2002

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
ASSETS:			
Cash and due from banks	¥ 492,756	¥ 1,105,320	$ 4,099,468
Call loans	19,436	61,900	161,697
Other debt purchased	44,472	3,472	369,983
Trading assets	72,530	52,311	603,410
Securities	1,486,037	931,527	12,363,037
Loans and bills discounted	7,902,054	7,735,016	65,740,882
Foreign exchanges	7,583	10,294	63,087
Other assets	111,174	231,761	924,908
Premises and equipment	137,249	141,070	1,141,839
Deferred tax assets	132,171	141,779	1,099,592
Customers' liabilities for acceptances and guarantees	213,470	345,496	1,775,957
Allowance for possible loan losses	(83,324)	(104,733)	(693,211)
TOTAL	¥10,535,608	¥10,655,213	$87,650,649
LIABILITIES:			
Deposits	¥ 9,464,135	¥ 9,279,400	$78,736,564
Call money and bills sold	276	1,774	2,296
Trading liabilities	4,168	4,687	34,676
Borrowed money	195,110	205,460	1,623,211
Foreign exchanges	151	83	1,256
Subordinated bonds	45,000	45,000	374,376
Bond with warrants	60,000	60,000	499,168
Other liabilities	77,064	223,862	641,132
Reserve for possible losses on collateralized real estate loans sold	1,816	14,295	15,108
Reserve for contingent liabilities		4,201	
Deferred tax liabilities for land revaluation excess	22,537	23,370	187,496
Acceptances and guarantees	213,470	345,496	1,775,957
Total liabilities	10,083,727	10,207,628	83,891,240
STOCKHOLDERS' EQUITY:			
Capital stock:			
Common stock—authorized, 2,600,000 thousand shares; issued, 1,138,644 thousand shares in 2003 and 1,138,624 thousand shares in 2002	134,803	134,800	1,121,489
Preferred stock—authorized, 400,000 thousand shares; issued, 200,000 thousand shares in 2003 and 2002	50,000	50,000	415,973
Capital surplus—additional paid-in capital	146,281	146,277	1,216,980
Retained earnings:			
Legal reserve	34,512	33,092	287,121
Unappropriated	73,707	66,674	613,203
Land revaluation excess	33,206	32,943	276,257
Net unrealized loss on available-for-sale securities	(20,297)	(16,153)	(168,860)
Treasury stocks—at cost, 693,934 shares of common stock in 2003 and 108,370 shares of common stock in 2002	(331)	(48)	(2,754)
Total stockholders' equity	451,881	447,585	3,759,409
TOTAL	¥10,535,608	¥10,655,213	$87,650,649

Non-consolidated Statements of Income

The Bank of Yokohama, Ltd.
Years Ended March 31, 2003 and 2002

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	2003
INCOME:			
Interest on:			
Loans and discounts	¥157,691	¥166,282	$1,311,905
Securities	18,826	20,587	156,622
Other	2,035	7,799	16,930
Fees and commissions	36,294	34,859	301,947
Trading profits	976	637	8,120
Other operating income	14,890	14,676	123,877
Other income	11,244	15,661	93,544
Total income	241,956	260,501	2,012,945
EXPENSES:			
Interest on:			
Deposits	4,185	14,498	34,817
Borrowings and rediscounts	4,230	4,800	35,191
Other	6,146	9,759	51,131
Fees and commissions	10,162	8,987	84,542
Trading losses	157	7	1,306
Other operating expenses	10,907	4,239	90,741
General and administrative expenses	96,771	97,438	805,083
Provision for possible loan losses	3,738	13,170	31,098
Other expenses	77,583	74,669	645,450
Total expenses	213,879	227,567	1,779,359
INCOME BEFORE INCOME TAXES	28,077	32,934	233,586
INCOME TAXES:			
Current	1,216	100	10,117
Deferred	11,689	12,373	97,246
Total income taxes	12,905	12,473	107,363
NET INCOME	¥ 15,172	¥ 20,461	$ 126,223

	Yen		U.S. Dollars
Basic net income per share	¥12.13	¥16.78	$0.10
Diluted net income per share	10.39	14.01	0.09

* Basic net income and diluted net income per share for the years ended March 31, 2003 and 2002, are computed in accordance with a new accounting standard for earnings per share of common stock issued by the Accounting Standards Board of Japan.

Non-consolidated Statements of Stockholders' Equity

The Bank of Yokohama, Ltd.
Years Ended March 31, 2003 and 2002

	Thousands		Millions of Yen							
	Issued Number of Shares									
	Common Stock	Preferred Stock	Common Stock	Preferred Stock	Additional Paid-in Capital	Legal Reserve	Unappropriated	Land Revaluation Excess	Net Unrealized Gain (Loss) on Available-for-sale Securities	Treasury Stock
BALANCE, APRIL 1, 2001	1,138,624	200,000	¥134,800	¥50,000	¥146,277	¥32,382	¥50,213	¥33,253	¥3,869	
Net income							20,461			
Cash dividends, ¥2.50 per share for common stock, ¥2.83 per share for first preferred stock and ¥4.73 per share for second preferred stock							(3,527)			
Transfer to legal reserve						710	(710)			
Reversal of land revaluation excess							237	(310)		
Adoption of the new disclosure requirement for treasury stock*										¥(48)
Net increase in unrealized loss on available-for-sale securities									(20,022)	
BALANCE, MARCH 31, 2002	1,138,624	200,000	134,800	50,000	146,277	33,092	66,674	32,943	(16,153)	(48)
Net income							15,172			
Cash dividends, ¥5.00 per share for common stock, ¥5.66 per share for first preferred stock and ¥9.46 per share for second preferred stock							(7,053)			
Transfer to legal reserve						1,420	(1,420)			
Reversal of land revaluation excess							334	263		
Net increase of treasury stock (585,564 shares)										(283)
Exercise of warrants	20		3		4					
Net increase in unrealized loss on available-for-sale securities									(4,144)	
BALANCE, MARCH 31, 2002	**1,138,644**	**200,000**	**¥134,803**	**¥50,000**	**¥146,281**	**¥34,512**	**¥73,707**	**¥33,206**	**¥(20,297)**	**¥(331)**

* Prior April 1, 2001, treasury stock was included in "securities" as an asset. Treasury stock amounted to ¥2 million at March 31, 2001. Effective April 1, 2001, such stock is presented as a separate component of stockholders' equity in accordance with the new disclosure requirement for treasury stock.

	Thousands of U.S. Dollars							
	Common Stock	Preferred Stock	Additional Paid-in Capital	Legal Reserve	Unappropriated	Land Revaluation Excess	Net Unrealized Gain (Loss) on Available-for-sale Securities	Treasury Stock
BALANCE, MARCH 31, 2002	$1,121,464	$415,973	$1,216,947	$275,307	$554,692	$274,068	$(134,384)	$(399)
Net income					126,223			
Cash dividends, $0.04 per share for common stock, $0.05 per share for first preferred stock and $0.08 per share for second preferred stock					(58,677)			
Transfer to legal reserve				11,814	(11,814)			
Reversal of land revaluation excess					2,779	2,189		
Net increase of treasury stock (585,564 shares)								(2,355)
Exercise of warrants	25		33					
Net increase in unrealized loss on available-for-sale securities							(34,476)	
BALANCE, MARCH 31, 2003	**$1,121,489**	**$415,973**	**$1,216,980**	**$287,121**	**$613,203**	**$276,257**	**$(168,860)**	**$(2,754)**

International Network As of June 30, 2003

JAPAN

HEAD OFFICE
1-1, Minatomirai 3-chome,
Nishi-ku, Yokohama,
Kanagawa 220-8611, Japan
Tel: 81 (45) 225-1111
Fax: 81 (45) 225-1160
URL: http://www.boy.co.jp/

TOKYO OFFICE
8-2, Nihonbashi 2-chome
Chuo-ku, Tokyo 103-0027, Japan
Tel: 81 (3) 3272-4171

ASIA

Hong Kong Representative Office
Suites 2113-15, Jardine House,
Connaught Place 1, Central,
Hong Kong, S.A.R.,
People's Republic of China
Tel: 852-2523-6041
Fax: 852-2845-9022
CHIEF REPRESENTATIVE
Tetsuto Iwaki

Shanghai Representative Office
Room No. 1411, Ruijin Building,
205 Mao Ming Nan Lu, Shanghai,
People's Republic of China
Tel: 86 (21) 6472-5930
Fax: 86 (21) 6472-9255
CHIEF REPRESENTATIVE
Masahiro Nakazawa

NORTH AMERICA

New York Representative Office
405 Park Avenue, Suite 1101, New
York, NY 10022, U.S.A.
Tel: 1 (212) 750-0022
Fax: 1 (212) 750-8008
CHIEF REPRESENTATIVE
Shoichi Ohama

EUROPE

London Representative Office
40 Basinghall Street,
London EC2V 5DE, U.K.
Tel: 44 (20) 7628-9973
Fax: 44 (20) 7638-1886
CHIEF REPRESENTATIVE
Masaki Kimura

Organization As of June 30, 2003



Business Promotion Supervisory Department
Retail Business Planning Department
Strategic Database Management Office
Operations Planning and Administration Department
Treasury and Capital Markets Department
Credit Department
Credit Department II
Internal Audit Department
Corporate Administration Department
Corporate Planning Department
Secretariat
Overseas Representative Offices
General Meeting of Stockholders
Corporate Auditors
Board of Corporate Auditors
Corporate Auditors' Office
Board of Directors
Executive Committee

Board of Directors As of June 30, 2003

PRESIDENT AND CEO
Sadaaki Hirasawa

Management Section

REPRESENTATIVE DIRECTOR AND CRO
Kazumi Shimizu

REPRESENTATIVE DIRECTOR AND CIO
Chiyuki Okubo

DIRECTOR AND CPO
Yoshio Ota

DIRECTOR
Norito Ikeda

Marketing Section

DIRECTOR AND COO
Yasunaka Fujikawa

DIRECTOR AND MANAGING EXECUTIVE OFFICERS
Koichi Okubo
Masuo Yokota

MANAGING EXECUTIVE OFFICERS
Kazutaka Tsumura
Kiyohito Imai
Toshiyuki Nakamura
Shinobu Suzuki

EXECUTIVE OFFICERS
Soichi Ushijima
Masaji Kurihara
Yasuhiko Teramura

Corporate Auditors

Hiroshi Hayakawa
Jun Okura
Shinsuke Kobayashi
Yutaka Ueno

CEO = CHIEF EXECUTIVE OFFICER
CRO = CHIEF RISK-MANAGING OFFICER
COO = CHIEF OPERATING OFFICER
CIO = CHIEF INFORMATION OFFICER
CPO = CHIEF PERSONNEL OFFICER

Corporate Data As of March 31, 2003

DATE OF ESTABLISHMENT
December 16, 1920

NUMBER OF BRANCHES AND OFFICES
187
Domestic: 183
Overseas: 4

NUMBER OF EMPLOYEES
3,869

AUTHORIZED STOCKS
3,000,000 thousand
Common stock: 2,600,000 thousand
Preferred stock: 400,000 thousand

OUTSTANDING STOCKS
1,338,644 thousand
Common Stocks: 1,138,644 thousand
Preferred Stocks: 200,000 thousand

PAID-IN CAPITAL
¥184,803 million

NUMBER OF STOCKHOLDERS
22,021
(Incomplete stock units are not included)

STOCK LISTING
First Section of the Tokyo Stock Exchange

HEAD OFFICE
1-1, Minatomirai 3-chome,
Nishi-ku, Yokohama,
Kanagawa 220-8611, Japan
Tel: 81 (45) 225-1111
Fax: 81 (45) 225-1160

Major Stockholders (Common Stocks)	Number of stocks held (thousand)	Voting rights (%)
Meiji Life Insurance Company	36,494	3.22
The Yasuda Mutual Life Insurance Company	36,494	3.22
The Dai-ichi Mutual Life Insurance Company	36,494	3.22
Nippon Life Insurance Company	27,413	2.42
Sumitomo Life Insurance Company	18,194	1.60
Yokohama Maruuo Co., Ltd.	12,060	1.06
Sompo Japan Insurance Inc.	11,017	0.97
Aioi Insurance Co., Ltd.	9,635	0.85
The Bank of Yokohama Employees' Shareholdings Association	9,517	0.84
Mitsui Sumitomo Insurance Co., Ltd.	9,088	0.80

*Except Trust Accounts.

Classification of Stockholders by Area (Common Stocks)	Number of stockholders	Number of stocks held (thousand)	%
Kanagawa	15,092	268,298	23.69
Tokyo	2,506	700,572	61.87
Osaka	243	19,593	1.73
Other areas	3,867	32,194	2.84
Overseas	313	111,617	9.85
Total	22,021	1,132,274	100.00

THE BANK OF YOKOHAMA, LTD.
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